Filed Pursuant to Rule 424(b)(3)
Registration No. 333-162933

PROSPECTUS SUPPLEMENT

To Prospectus Dated August 6, 2010

10,700,000 Shares

National CineMedia, Inc.

Common Stock

The shares of Common Stock are being sold by the selling stockholders.

Our Common Stock is listed on The NASDAQ Global Select Market under the symbol “NCMI”. The last reported sale price on The NASDAQ Global Select Market on August 12, 2010, was $16.41 per share.

The underwriters have an option to purchase a maximum of 1,337,500 additional shares to cover over-allotments of shares.

Investing in our Common Stock involves risks. See “Risk Factors” on page S-16.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Selling Stockholders
Per Share	$16.00	$0.64	$15.36
Total	$171,200,000	$6,848,000	$164,352,000

Delivery of the shares of Common Stock in book-entry form only will be made on or about August 18, 2010.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or accompanying prospectus. Any representation to the contrary is a criminal offense.

Credit Suisse	Citi	Morgan Stanley

The date of this prospectus supplement is August 12, 2010.

PROSPECTUS SUPPLEMENT

Page
ABOUT THIS PROSPECTUS SUPPLEMENT	S-ii
MARKET INFORMATION	S-ii
PROSPECTUS SUPPLEMENT SUMMARY	S-1
THE OFFERING	S-10
SUMMARY HISTORICAL FINANCIAL AND OPERATING DATA	S-11
RISK FACTORS	S-16
INFORMATION REGARDING FORWARD-LOOKING STATEMENTS	S-18
USE OF PROCEEDS	S-20

PROSPECTUS

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement is a supplement to the accompanying prospectus that is also part of this document. The prospectus supplement and the accompanying prospectus are part of a registration statement on Form S-3 (File No. 333-162933) (including the registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933 to increase the number of shares covered by the registration statement) that we filed with the Securities and Exchange Commission, or the SEC, using a “shelf” registration or continuous offering process. The prospectus that accompanies this prospectus supplement has been updated to reflect the increased number of shares and other updates since the date of the prospectus included in the registration statement. Under this shelf process, the selling stockholders may from time to time sell the shares of Common Stock described in the accompanying prospectus in one or more offerings. This prospectus supplement contains certain specific information about the terms of the particular offering by the selling stockholders. Both this prospectus supplement and the accompanying prospectus, including the documents incorporated by reference, include important information about us, our Common Stock and other information you should know before investing in our Common Stock. This prospectus supplement may also add, update and change information contained in the accompanying prospectus. To the extent that any statement that we make in this prospectus supplement, including the documents incorporated by reference, is inconsistent with the statements made in the accompanying prospectus, the statements made in the accompanying prospectus are deemed modified or superseded by the statements made in this prospectus supplement, including the documents incorporated by reference.

You should rely only on the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus. We have not, and the underwriters or selling stockholders have not, authorized anyone to provide you with different or additional information. The underwriters or selling stockholders are offering to sell, and seeking offers to buy, shares of our Common Stock only in jurisdictions where it is lawful to do so. The information in this prospectus supplement and accompanying prospectus, including the documents incorporated by reference, are accurate only as of the date set forth on the front of this prospectus supplement or the date of the document incorporated by reference, as applicable, regardless of the time of delivery of this prospectus or any sale of our Common Stock.

MARKET INFORMATION

Information regarding market share, market position and industry data pertaining to our business contained in or incorporated by reference into this prospectus supplement or the accompanying prospectus consists of estimates based on data and reports compiled by industry professional organizations (including Nielsen Media Research, Inc. and the National Association of Theatre Owners) and analysts, and our knowledge of our revenues and markets. DMA® is a registered trademark of Nielsen Media Research, Inc.

We take responsibility for compiling and extracting, but have not independently verified, market and industry data provided by third parties, or by industry or general publications, and take no further responsibility for such data. Similarly, while we believe our internal estimates are reliable, our estimates have not been verified by any independent sources, and we cannot assure you as to their accuracy.

S-ii

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information contained elsewhere or incorporated by reference into this prospectus supplement and the accompanying prospectus. Because it is a summary, it does not contain all of the information that you should consider before investing in our Common Stock. You should read this entire prospectus supplement and the accompanying prospectus carefully, including the section entitled “Risk Factors” and the documents that we incorporate by reference before making an investment decision.

In this document, unless the context otherwise requires:

•	“NCM, Inc.,” “the Company,” “we,” “us” or “our” refer to National CineMedia, Inc., a Delaware corporation, and its consolidated subsidiary National CineMedia, LLC;

•

“NCM LLC” refers to National CineMedia, LLC, a Delaware limited liability company, which commenced operations on April 1, 2005, and is the current operating company for our business, which NCM, Inc. acquired an interest in, and became a member and the sole manager of, upon completion of our initial public offering, or “IPO,” which closed on February 13, 2007;

•

“AMC” refers to AMC Entertainment Inc. and its subsidiaries, National Cinema Network, Inc., or “NCN,” which contributed assets used in the operations of NCM LLC and formed NCM LLC in March 2005, AMC ShowPlace Theatres, Inc., which joined NCM LLC in June 2010 in connection with AMC’s acquisition of Kerasotes Showplace Theatres, LLC and American Multi-Cinema, Inc., which became party to an amended and restated exhibitor services agreement, or “ESA,” with NCM LLC upon completion of the IPO;

•

“Cinemark” refers to Cinemark Holdings, Inc. and its subsidiaries, Cinemark Media, Inc., which joined NCM LLC in July 2005, and Cinemark USA, Inc., which became party to an amended and restated ESA with NCM LLC upon completion of the IPO; and

•

“Regal” refers to Regal Entertainment Group and its subsidiaries, Regal CineMedia Corporation, or “RCM,” which contributed assets used in the operations of NCM LLC, Regal CineMedia Holdings, LLC, which formed NCM LLC in March 2005, and Regal Cinemas, Inc., which became party to an amended and restated ESA with NCM LLC upon completion of the IPO.

Our Business

The Company

NCM, Inc., a Delaware corporation organized on October 5, 2006, is a holding company that manages its consolidated subsidiary NCM LLC, but has no business operations or material assets other than its cash and ownership interest of approximately 38.3% (prior to this offering) of the common membership units in NCM LLC as of July 1, 2010. NCM LLC’s founding members, AMC, Cinemark and Regal, the three largest motion picture exhibition companies in the U.S., hold the remaining 61.7% (prior to this offering) of NCM LLC’s common membership units. NCM, Inc.’s primary source of cash flow from operations is distributions from NCM LLC pursuant to the NCM LLC operating agreement. NCM, Inc. also receives management fees pursuant to a management services agreement with NCM LLC in exchange for providing specific management services to NCM LLC.

NCM LLC has long-term ESAs with NCM LLC’s founding members and multi-year agreements with several other theatre operators whom we refer to as network affiliates. The ESAs and network affiliate agreements grant NCM LLC exclusive rights in their theatres, subject to limited exceptions, to sell advertising and to sell and distribute entertainment programming and meeting and communication services through our Fathom Events division.

Overview of the Business

We operate the largest digital in-theatre network in North America. We distribute advertising and Fathom business and consumer events across our digital content network (“DCN”) and live digital broadcast network (“DBN”) utilizing our proprietary digital content software (“DCS”). We currently derive revenue principally from the following activities:

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Advertising: We develop, produce, sell and distribute several versions of a branded, on-screen pre-feature entertainment and advertising program called “FirstLook” and advertising programming on our lobby entertainment network (“LEN”). We also offer other forms of advertising and promotions in theatre lobbies. For the six months ended July 1, 2010, advertising accounted for 86% of our total revenue.

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Fathom Events: We distribute entertainment programming through our Fathom Consumer division and multi-site business communication and marketing content through our Fathom Business division to theatres across our DCN (for pre-recorded events) and DBN (for both live and pre-recorded events). Our Fathom Business division also facilitates business meetings, church services, and corporate marketing/communication events in individual movie theatres throughout our theatre network. For the six months ended July 1, 2010, Fathom Events accounted for 14% of our total revenue.

As of July 1, 2010, our advertising network is located in 47 states and the District of Columbia and covers all of the top 25, as well as 49 of the top 50 and 99 of the top 100, Designated Market Areas®, or DMAs®, and 172 DMAs® in total. As of July 1, 2010, our Fathom Events network is located in 49 states and the District of Columbia and covers 49 of the top 50 DMAs® and 154 DMAs® in total. During 2009, over 680 million patrons attended movies shown in theatres currently included in our advertising network. As of July 1, 2010, we had approximately 17,100 screens in our advertising network, 15,600 of which are digital, and 546 locations in our Fathom DBN. Approximately 1,260 additional screens will be added to our advertising network in the second half of 2010 and in 2011, upon the expiration of existing advertising agreements, based on signed contracts with Regal’s Consolidated Theatres (“Consolidated”), Great Escape Theatres and certain theatres operated by Rave Motion Pictures (“Rave”).

We expect our digital network to continue to expand through the addition of new theatres pursuant to agreements with additional network affiliates and net increases in the number of screens operated by the founding members of NCM LLC.

Our Competitive Strengths

We believe that our key competitive strengths include:

Superior National Advertising Network

We believe that our national advertising network allows for effective targeting of marketing messages to a large, young and affluent audience that delivers measurable results, yielding a superior return on investment for advertisers as compared to traditional national and local media platforms. As a result, we are able to compete for marketing spending by local and national advertisers through our relationships with a diversified group of local and national advertisers and agencies throughout the U.S. The following are the key competitive strengths of our advertising business:

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Extensive National Market Coverage. Our contractual agreements with our founding members and network affiliates provide long-term exclusive access, subject to limited exceptions, to the largest network of digitally equipped theatres in the U.S. and allow us to sell advertising nationwide which we distribute using our advertising network. As of July 1, 2010, our advertising network included 15,633 digital screens (14,323 operated by our founding members) and 17,091 screens in total (15,230 operated by our founding members) located in 1,359 theatres (1,178 operated by our founding members) in 47 states and the District of Columbia. The total advertising network theatre attendance was approximately

667 million during 2009 (584 million from our founding members), which represented approximately 48% of the total 2009 U.S. theatre attendance. Our network also provides us with access to some of the most modern and highly attended theatres in the industry, as measured by screens per location and attendance per screen. The average screens per theatre in our network was 12.7 screens, 1.8 times the 2009 U.S. theatre industry average, and the aggregate annual attendance per screen of theatres included in our network as of December 31, 2009, was 39,114, versus the U.S. theatre industry average of indoor screens of 36,605, as reported by the National Association of Theatre Owners as of December 31, 2009. In addition, as of July 1, 2010, our theatre advertising network has access to the largest U.S. markets, including all of the top 25, as well as 49 of the top 50, U.S. DMAs®, and 172 DMAs® in total. As of December 31, 2009, approximately 75% of our screens (77% of our attendance) are located within the top 50 U.S. DMAs® and approximately 36% (40% of our attendance) are located within the top 10 U.S. DMAs®. At the end of 2009, theatres within our advertising network represented nearly 70% of the total theatre attendance in theatres that showed national advertising in both the top 10 and top 25 U.S. DMAs®, providing a very attractive platform for national advertisers who want exposure in larger markets. We plan to continue to expand our network through the addition of new network affiliates and through the addition of new theatres built or acquired by our founding members or existing network affiliates. This expansion will continue to improve our geographic coverage and enhance our ability to compete with other national advertising mediums.

•

Targeted, Flexible Advertising Medium. Our digital network technology gives us flexibility to distribute content to our entire audience, or to specific theatres, geographic regions, or demographic groups based on film title or film rating category. As a result, our clients can deliver a targeted advertising message utilizing high quality sight, sound and motion across our national network. Also, our technology shortens distribution lead times, reduces our and our client’s operating costs and enables us to respond quickly to client requests to change advertising content.

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Access to a Highly Attractive Demographic Segment. We offer advertisers the ability to reach young and affluent consumers. According to a Nielsen Media Research study conducted in the third quarter of 2009, typical movie-goers are young, with 47% between the ages of 12-34; affluent, with a mean household income of over $74,000 compared to a national mean of approximately $60,500; and well-educated, with 47% having a college or post-graduate degree compared to 28% of the general population. We believe that this demographic is highly coveted by advertisers and is difficult to reach effectively using most traditional media platforms.

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Engaged Theatre Audience. We believe that cinema advertising benefits from the impact of the “big screen,” including a high quality visual presentation, and digital surround sound presented in a distraction-free engaged theatre environment. According to industry studies, theatre advertising is more effective than advertising shown on television as measured by unaided recall rates. Cinema advertising is one of the few media platforms that the viewer does not have the ability to skip or turn off.

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Superior Audience Measurability. We receive weekly attendance information by film, by rating and by screen for 100% of NCM LLC’s founding member theatres and the majority of the theatres operated by our network affiliates, which allows us to report to clients the audience size for each showing of a film and our pre-show. We also obtain third-party research that provides us with the percentage of the total attendance that is in their seats at various times prior to the advertised show time. We believe this ability to provide advertisers with audience size and demography for nearly 100% of our theatre attendance gives us a distinct competitive advantage over traditional media platforms that are based on significant extrapolations of a very small sample of the total audience. We work closely with third-party research companies to measure the recall, likeability, and brand message of our FirstLook pre-show and specific advertisements, allowing advertisers to determine the effectiveness of their advertisements.

Innovative, Branded Digital Pre-Feature Content

We believe that our digital entertainment and advertising pre-feature programs, FirstLook and FirstLook Play, provide a high-quality entertainment experience for patrons and an effective marketing platform for advertisers. In fact, our research has indicated that the percentage of theatre patrons who had a negative impression of our pre-show has dropped from approximately 25% in 2003 to approximately 6% in 2008. We have branded our pre-feature shows, FirstLook, to reinforce our goal of creating the “first release window” for advertising into the marketplace, similar to the way that films are released first in cinemas. This strategy provides more original content for the audience and more impact for the advertiser. We have also designed the FirstLook programs with separate local and national “pods” to ensure that advertisements of similar production quality are shown together. Also, our relationships with our content partners provide high quality entertainment content that is dispersed throughout the show. In addition to providing a higher quality pre-show, the multi-year contracts with our content partners, a cell phone courtesy PSA and arrangements to satisfy our founding members’ on-screen marketing obligations to their beverage concessionaires accounted for 29% of our total revenue for the six months ended July 1, 2010. According to customer research conducted by us and independent research companies, the production of a higher quality branded pre-feature program improves the entertainment experience for patrons as well as the effectiveness of the advertising message. In addition, the design of the FirstLook pre-shows and our distribution technology ensures that all advertisements end by the advertised show time.

Integrated Marketing Products

In addition to providing on-screen advertising opportunities, we offer advertisers the opportunity to integrate and reinforce their on-screen advertisements with various in-lobby, online marketing and Fathom Event sponsorships. According to a Nielsen Media Research study conducted in the third quarter of 2009, movie patrons spend, on average, 10.5 minutes in the theatre lobby prior to going into the auditorium, including time at the concession stand. Our in-lobby marketing programs include advertisements displayed on television or high-definition plasma screens, posters, tickets, box office coupon handouts, popcorn bags and beverage cups and on-site product sampling opportunities. Our online marketing includes ad placement on our NCM.com and FathomEvents.com websites and throughout our online advertising network that as of July 1, 2010 includes over 40 entertainment websites (including NCM.com and FathomEvents.com) with approximately 50 million monthly unique visitors. By integrating our in-lobby, online and Fathom Events marketing products with on-screen advertising, patrons are exposed to consistent marketing messages through multiple touch points during the entire movie-going experience from the choice of a film online through the viewing of the film in the theatres. Also, by integrating on-screen advertising with our in-lobby, online and Fathom Events marketing programs, we believe our advertisers can extend the exposure for their brands and products and create an interactive “relationship” with the consumer that is not available with broadcast or cable television or traditional display advertising. Our marketing team assists advertisers in creating entertaining, fully integrated online and cinema marketing campaigns with maximum impact. We have also recently launched our wireless mobile applications that will provide clients another advertising platform that can also be bundled with our in-theatre, online and Fathom Events marketing products.

Scalable, State-of-the-Art Digital Content Distribution Technology

Our use of the combination of a satellite and terrestrial network technology, combined with the design and functionality of our DCS and network operations center (“NOC”) infrastructure make our network efficient and scalable. Our proprietary DCS provides many distribution, scheduling, reporting and auditing features. The flexibility of our DCS is an integral part of our DCN as it allows us to create different versions of FirstLook and FirstLook Play that can be distributed by theatre, region, film, film genre group or film rating category. Our technology also provides the ability to electronically change advertisements from our Denver NOC as required by advertising clients, which shortens lead times, provides increased flexibility to change messages or target specific audiences, facilitate two-way interaction amongst participants attending meetings in our auditoriums and significantly reduces the cost as compared to distributing advertisements on 35 mm film. Our NOC, DCS and other network software provide us with the capability to directly monitor in-theatre network devices and various maintenance alarm technology within our theatre network on a real-time 24/7 basis, providing high network reliability and timely reporting as required by our advertising clients. As of December 31, 2009, we were monitoring over 50,000 network devices and more than 280,000 alarm points within our network. Our digital content system currently plays over 2.7 million digital content files per day through our DCS and other network technologies that are part of our DCN. Given the scalability of our NOC and distribution technology, the number of devices and alarm points could be increased with minimal additional expenditures. While our network capabilities are now primarily used within the current theatre environment, we believe they could be easily adapted to the new digital cinema equipment being installed in theatres within our network as well as in other out-of-home environments.

Strong Operating Margins with Limited Capital Requirements

Our annual adjusted operating income before depreciation and amortization (“OIBDA”) margins have been consistently strong, at approximately 50%. See Note 1 to the Summary Historical Financial and Operating Data in this prospectus supplement for a discussion of the calculation of adjusted OIBDA margin and the reconciliation to operating income. Our founding members have also invested substantial capital to deploy, expand and upgrade the network within their theatres. Due to the network investments made by our founding members in new and acquired theatres and the requirements in the ESAs to make future investments for equipment replacements and the scalable nature of our NOC and other infrastructure, we do not expect to make major capital investments to grow our operations as our network of theatres expands. We are in the process of integrating our DCS with the new digital cinema projection equipment being installed by our founding members and certain network affiliates. While this integration is not expected to increase our capital expenditures significantly, we expect that we will be contributing to a portion of the increased operating expenses associated with the higher quality digital cinema equipment. As we believe that there will be opportunities to increase our advertising and Fathom revenue through access to these higher quality digital cinema projectors, we do not anticipate that the higher operating costs will adversely impact our OIBDA growth and in fact could enhance it. The combination of our strong operating margins and our limited capital expenditures has allowed us to generate significant unlevered free cash flow (defined as operating income (or loss) plus depreciation and amortization and minus capital expenditures) before distributions to NCM LLC’s founding members. In the year ended December 31, 2009, our capital expenditures were $8.6 million, of which $0.5 million related to investments in network equipment to add new network affiliate theatres. We believe our expected level of unlevered free cash flow generation should provide us with the strategic and financial flexibility to pursue growth opportunities and make dividend payments to our stockholders.

Unique Combination of Management Competencies

Our management team has a unique combination of competencies and experience in advertising sales and marketing, digital media production and post-production, theatre operations and digital network design and operations. The majority of our senior management team was assembled during the formation of RCM, one of NCM LLC’s joint predecessor companies, in early 2002 and thus has worked together for several years building our business. Our senior management has many years of experience in their respective areas of expertise. We believe that this experience and unique combination of competencies can be leveraged effectively across our existing asset base and technology infrastructure, creating significant operating efficiencies and high returns on invested capital.

Our Strategy

The digital evolution of the media business and our unique asset base and combination of management competencies will provide us with an opportunity to become a new breed of powerful national digital media network that will gain market share from other established media networks. Our primary strategic initiatives are to:

Expand Our Geographic Coverage and Reach

We continue to expand the reach and geographic coverage of our national digital network by connecting additional theatres to our network that NCM LLC’s founding members buy or build and through the establishment of additional network affiliate agreements with other theatre circuits. The ESAs require that all founding members new or acquired theatres be added to our network in return for the issuance of new NCM LLC units. In 2011, the Consolidated theatre circuit with approximately 399 screens acquired by Regal and 475 screens recently acquired by Rave will join our network when their respective existing screen advertising agreements expire. Our strategy for creating relationships with new network affiliates is to focus primarily on regional circuits in the larger metropolitan areas or in geographic areas where we do not currently have significant market coverage. For example, during 2009, we announced network affiliate agreements with Starplex Cinemas, ShowBiz Cinemas, Picture Show Theatres, Galaxy Theatres, LLC and Storyteller Theatres Corporation, and through July 1, 2010 we have announced agreements with Rave, Metropolitan and Great Escapes. These exhibitors currently operate a combined 111 theatres and 1,260 screens, which are expected to deliver approximately 44.9 million annual attendees for NCM. In addition to the Regal Consolidated acquisition, during 2009 Cinemark acquired 82 screens from Muvico Theatres. Between the IPO and December 31, 2009, excluding the impact of acquisitions, the founding members have added 118 net new screens to our network.

Expand Our Advertising Client Base

We intend to increase our market share of U.S. advertising spending and our advertising inventory utilization by expanding commercial relationships with our existing advertising clients and by expanding our advertising client base. Despite a very difficult economy in 2009, we successfully added 38 first-time clients, representing sales of approximately $21 million. We also generated $34 million from sales to clients that had not advertised with us since our IPO in early 2007. Since the beginning of 2010, we have added 32 first-time clients and 2 additional clients that last advertised with us prior to our IPO. Our primary selling approach is to aggressively market and sell the positive attributes of cinema relative to other mediums, provide a high level of client service and expand the suite of in-theatre, online and Fathom Events sponsorship marketing products that are sold to our clients. While an increasing number of companies now make cinema advertising part of their media buying plan, there are still many large advertisers and product categories that do not yet include meaningful cinema advertising expenditures in their marketing budgets. We have recently made progress expanding categories such as military, domestic auto, quick-service restaurants, toys, retail, packaged goods and financial services, and believe that over time, as we increase the geographic coverage and overall reach of our network and as market awareness and third-party data on the effectiveness of cinema advertising grows, we will increase our revenue from these and other client categories.

We continue to increase the amount of local advertising sold in our pre-feature show and have begun to more aggressively market and sell our local advertising inventory. Our strategy to employ senior sales positions to focus exclusively on larger local clients that operate across entire DMAs®, multiple DMAs® or states such as car dealer associations has proven successful and we are now expanding this effort to the quick-service restaurant, casual dining and tourism categories. We have also utilized direct marketing campaigns to businesses within a specified radius of our network theatres, with positive results. These campaigns are often combined with theatre lobby promotions and onscreen advertising. Due to the relatively low percentage of local advertising inventory sold today in many of our theatres, we believe that a growth opportunity exists for our local and regional business.

Leverage Our Core Management Competencies

We have a high quality management team with a combination of core management competencies including: (i) media sales and marketing, (ii) digital technology development and operation and (iii) digital media production and distribution. Our ability to effectively leverage these core competencies across our theatre and online advertising networks and our Fathom Events network has been a key part of our past success and will continue to be a key part of our future growth plan. We believe we can create near and long term equity value by selling more of our in-theatre advertising inventory and increasing the number of Fathom Events by leveraging our client base, creativity and technical expertise. We also expect to improve our selling proposition versus other media networks by developing complementary new in-theatre marketing products and creating integrated marketing products that bundle our theatre on-screen and lobby inventory with online and mobile inventory and Fathom network sponsorships. By leveraging our existing core competencies and challenging our management to be creative and innovative, we believe that we can create value with very little incremental capital investment.

Increase Our National CPM

In 2009, our national on-screen advertising cost per thousand (“CPM”) was approximately 2.2 times the average U.S. primetime premium network television CPM. We believe that this premium does not yet fully reflect the positive attributes of cinema advertising relative to other advertising mediums, including the highly targeted nature of our impressions, higher recall rates, ability to provide measurable and informative demographic audience data to our clients and, most importantly, the inability to turn off or skip our advertising messages. According to research studies, cinema advertising CPMs as a multiple of primetime network television CPMs are much higher in more mature cinema advertising markets such as Europe and Australia. Given these positive attributes, we believe that our cinema CPMs in the U.S. will continue to increase over time as a result of our ability to sell more of our advertising inventory and thus create a more favorable supply-demand relationship.

Expand our Internet/Mobile Platform

Advertising clients are increasingly seeking new ways to create integrated marketing solutions across multiple digital platforms. By bundling our in-theatre marketing products with online inventory provided by our consumer websites NCM.com and FathomEvents.com and the entertainment websites that are part of our online advertising network, we allow clients to benefit from a bundle of digital marketing products focused on the entertainment consumer. Our online advertising network and mobile platforms launched in 2009 create an entertainment focused advertising network that provides smaller entertainment websites access to our national and local sales force as well as rich media widgets and other content created by our media production group.

Expand Our Live and Pre-Recorded Fathom Events Businesses by Increasing Consumer Awareness and Expanding Our Access to Entertainment Content

The continued expansion of the geographic reach of our live network capabilities and improvement of the technical capabilities of our DCN and DBN and the higher quality digital cinema projectors will improve the ability of our Fathom entertainment events business to compete with other national media for entertainment content. Today, virtually all of our digitally equipped screens have the capability to show pre-recorded content. We continue to expand our live broadcast capabilities and as of July 1, 2010 we have nearly 550 live DBN locations (from approximately 500 at the end of 2009) with approximately 196,000 seats in 99 of the top 100 DMAs®, and 154 DMAs® in total. We will continue to add additional DBN locations and upgrade the projection capabilities of our existing network and DCN and DBN technologies with the higher quality digital cinema systems as they are deployed into our network theatres. We expect the improvements to projection technology and expansion of our network will improve the quality and broaden our capabilities to distribute various kinds of live and pre-recorded entertainment programming, including 3D programming. By expanding our live distribution capabilities, we expect to attract more non-film live and pre-recorded Fathom events, and, as a result, expand our audience and increase our event ticket revenue. We have several cross-marketing relationships with several content owners, producers and live concert promotion companies. To increase the flow of content through our Fathom network, we will focus on expanding direct relationships with content owners and creating strategic alliances with promoters and distributors. We believe these and other relationships will provide us with a consistent and growing supply of programming and an additional marketing channel for bands, promoters and content owners. For example, our agreement with the New York Metropolitan Opera to distribute live and pre-recorded events nationally across our digital network has been well received by patrons across the country and is the type of multi-event relationship that we will pursue in the future.

We have begun discussions with the founding member circuits to explore a restructuring of the Fathom Events business relationship. The discussions are preliminary and we do not know how the existing relationship might be changed or if it will be changed. Any change to the Fathom Events business relationship with the founding members will require approval of our Audit Committee and a majority of our independent directors in addition to any other required approvals by our board of directors.

Increase Market Awareness About Our Fathom Business Division to Expand Our Business Client Base and to Increase Revenue and OIBDA

Our Fathom Business division provides a unique venue for corporate communication and customer marketing that offers advantages over hotels and other traditional meeting venues. Unlike traditional hotel venues, we provide a single point of contact for national event booking and coordination and utilize digital distribution and projection technology. In addition, we also have the ability to bundle meetings with the screening of a film or Fathom Consumer entertainment event, sometimes before the film opens to the general public, in a product known as “Meeting and a Movie”. We believe we can attract more clients to our network theatres and increase the revenue of our Fathom Business division by raising market awareness of the unique benefits of hosting marketing events or corporate meetings at our locations and through the increase in the number of theatres equipped to host live broadcasts completed in 2008 and 2009. In an effort to expand the awareness and client base, we have employed several local and national marketing strategies to communicate the value proposition associated with our Fathom Business division. These marketing strategies include, but are not limited to, advertising in theatres within the FirstLook pre-show program and on the Internet, implementing e-mail/direct mail campaigns to Fortune 500 CEOs and holding demand generation seminars for prospects in our network theatres and via webinars and virtual conferences. Our advertising sales group also cross-sells our Fathom Business products.

Upgrade our Advertising Sales and Inventory Management Systems

We are currently upgrading and improving our advertising sales and inventory management systems. We believe that these upgrades and improvements should enable us to respond more promptly to client requests for proposals, and should provide real-time access to pricing and availability information that allows us to manage our inventory and CPMs more efficiently, improve our management reporting and data analysis and provide the ability to manage a larger network as we add network affiliates and additional theatres acquired or built by our founding members.

Expand into Other Out-of-Home Networks

In 2007, we invested in IdeaCast, Inc. (“IdeaCast”), a distributor of video advertising to health clubs and airlines. In 2009, the assets of IdeaCast were acquired through a debt restructuring and contributed to another digital adverting company, resulting in NCM owning a minority interest in the new combined company called RMG Networks, Inc. (“RMG”). In addition to being a provider of advertising to fitness centers and health clubs throughout the U.S. and certain airlines, RMG has an advertising network in other out-of-home venues, including coffee shops and drug stores. Our investment in RMG is meant to provide an incubation platform for other out-of-home digital advertising networks while our management team focuses on maximizing the growth opportunities associated with our core advertising and Fathom Events businesses. We believe that out-of-home targeted advertising networks will continue to grow in importance as a percentage of advertising spending, providing a future growth engine for NCM as our cinema advertising business matures.

Corporate Information

We are a Delaware corporation organized on October 5, 2006, and our principal executive offices are located at 9110 E. Nichols Ave., Suite 200, Centennial, Colorado 80112-3405. The telephone number of our principal executive offices is (303) 792-3600. We maintain a website at www.ncm.com, on which we post our key corporate governance documents, including our board committee charters and our code of ethics. We also regularly post information about the Company on the Investor Relations page. We do not incorporate the information on our website into this prospectus supplement and accompanying prospectus and you should not consider any information on, or that can be accessed through, our website as part of this prospectus supplement or accompanying prospectus (other than those filings with the SEC that we specifically incorporate by reference in this prospectus supplement or accompanying prospectus).

THE OFFERING

Issuer	National CineMedia, Inc.

Common Stock of NCM, Inc. offered by the Selling Stockholders	10,700,000 (12,037,500 if the underwriters’ option to purchase additional shares is exercised in full). Such shares will be issued upon redemption of common membership units for shares of our Common Stock, which will increase the ownership of NCM, Inc. in NCM LLC.

Common Stock of NCM, Inc. to be outstanding after this offering	53,002,788 (54,340,288 if the underwriters’ option to purchase additional shares is exercised in full).

Over-allotment option	The selling stockholders have granted the underwriters a 30-day option to purchase up to 1,337,500 additional shares of our Common Stock to cover over-allotments of shares.

Common membership units in NCM LLC outstanding both before and after this offering	110,460,974. The ownership of NCM, Inc. in NCM LLC will be 48% after this offering (49% if the underwriters’ option to purchase additional shares is exercised in full).

Use of proceeds	We will not receive any proceeds from sales of the shares of Common Stock sold by the selling stockholders.

Risk factors	An investment in our Common Stock involves a high degree of risk. The “Risk Factors” section beginning on page S-16 contains a discussion of factors that you should carefully read and consider before deciding to invest in shares of our Common Stock.

Nasdaq Global Select Market Symbol	NCMI.

The number of shares of Common Stock to be outstanding after completion of this offering is based on 10,700,000 (12,037,500 if the underwriters’ option to purchase additional shares is exercised in full) shares of our Common Stock to be issued upon redemption of common membership units of NCM LLC by the selling stockholders and then sold in this offering and, except where we state otherwise, the Common Stock information we present in this prospectus supplement excludes:

•	57,458,186 (56,120,686 if the underwriters’ option to purchase additional shares is exercised in full) shares of Common Stock issuable upon redemption of additional NCM LLC common membership units;

•	4,011,187 shares of Common Stock issuable upon the exercise of outstanding employee options at a weighted average exercise price of $15.25 per share;

•	861,739 shares of restricted stock; and

•	approximately 1,900,000 shares of Common Stock we have reserved for future issuance under our equity incentive plans.

SUMMARY HISTORICAL FINANCIAL AND OPERATING DATA

The following table sets forth our summary historical financial and operating data for the periods indicated. The selected financial and operating data should be read together with the other information contained in our annual report on Form 10-K filed for the fiscal year ended December 31, 2009 and our quarterly report on Form 10-Q for the quarter ended July 1, 2010, which are incorporated by reference in this prospectus supplement, including “Business-Corporate History,” “Business-Reorganization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the audited historical consolidated financial statements and the notes thereto and the unaudited historical interim condensed consolidated financial statements and the notes thereto.

The results of operations data and other financial and operating data for the years ended December 31, 2009, January 1, 2009 and December 27, 2007 and the balance sheet data as of December 31, 2009, January 1, 2009 and December 27, 2007 are derived from the audited consolidated financial statements of NCM, Inc. and NCM LLC and should be read in conjunction with those financial statements and the notes thereto. The results of operations data and other financial and operating data for the six months ended July 1, 2010 and July 2, 2009 and the balance sheet data as of July 1, 2010 were derived from the unaudited condensed consolidated financial statements of NCM, Inc. and should be read in conjunction with those financial statements and the notes thereto.

The historical financial statements for periods prior to February 13, 2007 do not reflect what our results of operations and financial position would have been had we been a stand-alone, public company for the periods presented. Specifically, such historical results of operations do not give effect to the matters set forth below:

•

the terms of the ESAs, which differ from NCM LLC’s prior contractual arrangements with NCM LLC’s founding members and have ongoing material significance to NCM LLC’s results of operations because they, among other things, (i) assign legacy contracts to NCM LLC, (ii) make additional inventory of lobby promotions, Fathom business and consumer events available to NCM LLC on a pre-approved basis, (iii) make additional theatre advertising inventory available to NCM LLC, to sell such inventory at stated rates to the founding members in order for them to fulfill their on-screen advertising commitments to their beverage concessionaires, and (iv) change the formula for the calculation of the circuit share expense (known as the theatre access fee in the ESAs);

•	adjustments to income tax provisions to account for NCM, Inc.’s status as a taxable entity with an ownership interest in NCM LLC;

•	the elimination of non-recurring restructuring charges at NCN relating to the formation of NCM LLC;

•

the completion of the non-cash recapitalization of NCM LLC pursuant to which existing members of NCM LLC received one common membership unit and one preferred membership unit in exchange for each outstanding common membership unit;

•

the completion of the financing transaction in connection with the completion of the IPO, pursuant to which the preferred membership units issued to the founding members in the non-cash recapitalization of NCM LLC were redeemed from the proceeds of a term loan that is part of our senior secured credit facility;

•

the completion of the IPO and the use of proceeds therefrom, including our acquisition of 44.8% of the common membership units in NCM LLC at the date of the IPO, which was accounted for by our consolidation of NCM LLC; and

•	the payment by NCM LLC of a portion of the proceeds it received from us to NCM LLC’s founding members for their agreeing to modify our payment obligations under the ESAs.

	Year Ended Dec. 31, 2009	Year Ended Jan. 1, 2009	Post-IPO Period Feb. 13, 2007 through Dec. 27, 2007	Pre-IPO Period Dec. 29, 2006 through Feb. 12, 2007	Six Months Ended Jul. 1, 2010	Six Months Ended Jul. 2, 2009
	($ in millions, except per share data)
Results of Operations Data
REVENUE:
Advertising	$335.1	$330.3	$282.7	$20.6	$157.9	$143.6
Administrative Fees—Members	—	—	—	0.1	—	—
Fathom Events	45.5	38.9	25.4	2.9	25.7	22.8
Other	0.1	0.3	0.2	—	0.1	—

TOTAL REVENUE	380.7	369.5	308.3	23.6	183.7	166.4

EXPENSES:
Advertising Operating Costs	20.0	18.7	9.1	1.1	10.2	9.0
Fathom Events Operating Costs	29.1	25.1	15.4	1.4	17.1	14.6
Network Costs	18.6	17.0	13.3	1.7	9.7	9.2
Theatre Access Fees/Circuit Share Costs—Members	52.7	49.8	41.5	14.4	26.3	26.4
Selling and Marketing	50.2	47.9	40.9	5.2	27.2	24.1
Administrative and Other	26.3	24.9	20.1	2.8	15.2	13.5
Severance Plan Costs	—	0.5	1.5	0.4	—	—
Depreciation and Amortization	15.6	12.4	5.0	0.7	8.3	7.5

TOTAL OPERATING EXPENSES	212.5	196.3	146.8	27.7	114.0	104.3

OPERATING INCOME (LOSS)	168.2	173.2	161.5	(4.1)	69.7	62.1
Interest Expense and Other, Net	49.5	77.0	57.2	0.1	34.8	23.5
Non-Operating Loss	—	11.5	—	—	—	—

Income (Loss) Before Income Taxes	118.7	84.7	104.3	(4.2)	34.9	38.6
Provision for Income Taxes	16.6	13.7	16.4	—	3.6	4.3
Equity loss from investment, net	0.8	—	—	—	0.7	—

CONSOLIDATED NET INCOME (LOSS)	101.3	71.0	87.9	(4.2)	30.6	34.3

Less: Net Income Attributable to Noncontrolling Interests	75.2	55.1	63.1	—	24.8	26.0
Less: Distributions to Noncontrolling Interest in Excess of Proportionate Share of Earnings	—	14.9	—	—	—	—

NET INCOME (LOSS) Attributable to NCM, Inc.	$26.1	$1.0	$24.8	$(4.2)	$5.8	$8.3

Earnings per NCM, Inc. share, Basic and Diluted	$0.62	$0.02	$0.59	—	$0.14	$0.20

	Year Ended Dec. 31, 2009	Year Ended Jan. 1, 2009	Post-IPO Period Feb. 13, 2007 through Dec. 27, 2007	Pre-IPO Period Dec. 29, 2006 through Feb. 12, 2007		Six Months Ended Jul. 1, 2010	Six Months Ended Jul. 2, 2009
	($ in millions, except cash dividend declared per common share and advertising contract value per attendee)
Other Financial and Operating Data
OIBDA(1)	$183.8	$185.6	$166.5	$(3.4)		$78.0	$69.6
Adjusted OIBDA(1)	189.3	189.5	171.1	(2.7)		82.4	72.2
Adjusted OIBDA Margin(1)	49.7%	51.3%	55.5%	NM		44.9%	43.4%
Capital Expenditures	$8.6	$16.7	$14.4	$0.6		$4.3	$4.5
Cash Dividend Declared per Common Share	$0.64	$0.63	$0.45	—		$0.36	$0.32
Founding Member Screens at Period End(2)	14,401	14,331	13,261	13,127	*	15,230	14,515
Total Screens at Period End(3)	16,803	17,313	15,265	14,081	*	17,091	16,848
Digital Screens at Period End(4)	15,413	15,263	13,254	11,463	*	15,633	15,476
Total Attendance for Period (in millions)(5)	667.2	643.0	504.3	70.8		327.0	338.5
Total Advertising Revenue(6)	$335.1	$330.3	$282.7	$20.9		$157.9	$143.6
Total Advertising Revenue per Attendee(6)	$0.50	$0.51	$0.56	$0.30		$0.48	$0.42

*	As of December 28, 2006

	As of Dec. 31, 2009	As of Jan. 1, 2009	As of Dec. 27, 2007	As of Jul. 1, 2010
	(in millions)
Balance Sheet Data
Cash and cash equivalents	$91.1	$69.2	$20.8	$53.8
Receivables, net	89.3	92.2	93.2	86.4
Property and Equipment, net	23.7	28.0	22.2	18.8
Total Assets	628.2	609.6	463.6	725.5
Long-term borrowings	799.0	799.0	784.0	777.0
Equity/(deficit)	(493.1)	(526.3)	(572.4)	(381.7)
Total Liabilities and Equity	628.2	609.6	463.6	725.5

Notes to the Summary Historical Financial and Operating Data

1. OIBDA, Adjusted OIBDA and Adjusted OIBDA margin are not financial measures calculated in accordance with generally accepted accounting principles (“GAAP”) in the U.S. (reconciliation to GAAP financial measures are presented in the table below). OIBDA represents operating income (loss) before depreciation and amortization expense. Adjusted OIBDA excludes from OIBDA non-cash severance plan costs, share based payment costs and deferred stock compensation. Adjusted OIBDA margin is calculated by dividing Adjusted OIBDA by total revenue. These non-GAAP financial measures are used by management to evaluate operating performance, to forecast future results and as a basis for compensation. The Company believes these are important supplemental measures of operating performance because they eliminate items that have less bearing on its operating performance and so highlight trends in its core business that may not otherwise be apparent when relying solely on GAAP financial measures. The Company believes the presentation of these measures is relevant and useful for investors because it enables them to view performance in a manner similar to the method used by the Company’s management, helps improve their ability to understand the Company’s operating performance and makes it easier to compare the Company’s results with other companies that may have different depreciation and amortization policies, and non-cash share based compensation programs or different interest rates or debt levels or income tax rates. A limitation of these measures, however, is that they exclude depreciation and amortization, which represent a proxy for the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in the Company’s business. In addition, Adjusted OIBDA has the limitation of not reflecting the effect of the Company’s non-cash severance plan costs, share based payment costs and deferred stock compensation. OIBDA or Adjusted OIBDA should not be regarded as an alternative to operating income, consolidated net income or as indicators of operating performance, nor should they be considered in isolation of, or as substitutes for financial measures prepared in accordance with GAAP. The Company believes that operating income is the most directly comparable GAAP financial measure to OIBDA. Because not all companies use identical calculations, these presentations may not be comparable to other similarly titled measures of other companies.

On January 26, 2006, AMC acquired Loews Cineplex Entertainment Inc. (“AMC Loews”) and on April 30, 2008, Regal acquired Consolidated Theatres (“Regal Consolidated Theatres”). OIBDA and Adjusted OIBDA do not reflect the AMC Loews or Regal Consolidated Theatres integration payments. The integration payments received are added to Adjusted OIBDA to determine our compliance with financial covenants under our senior secured credit facility. AMC made Loews payments to NCM LLC pursuant to the AMC Loews screen integration agreement, which were $0.1 million, $4.7 million and $11.2 million for the years ended December 31, 2009 and January 1, 2009 and the 2007 post-IPO period, respectively and $0.1 million for the six months ended July 2, 2009. Regal made Consolidated Theatre payments to NCM LLC pursuant to the revised ESAs, which were $3.2 million, $2.8 million for the years ended December 31, 2009 and January 1, 2009, respectively, and $1.3 million and $1.1 million for the six months ended July 1, 2010 and July 2, 2009, respectively.

2. Represents the total number of screens within our advertising network operated by NCM LLC’s founding members. Excludes AMC Loews screens prior to June 2008 and excludes Star Theatres prior to March 2009. Excludes Consolidated Theatres for all periods presented.

3. Represents the total screens within NCM LLC’s advertising network.

4. Represents the total number of screens that are connected to our DCN.

5. Represents the total attendance within our advertising network. Excludes AMC Loews attendance prior to June 2008 and excludes Star Theatres attendance prior to March 2009. Excludes Consolidated Theatres attendance for all periods presented.

6. Includes advertising revenue plus legacy contract value (representing agreements between the founding members and third-party advertisers which existed prior to the IPO which were assigned to NCM LLC at the time of the IPO) for all historical periods.

The following table reconciles operating income (loss) to OIBDA and Adjusted OIBDA for the periods presented:

	Year Ended Dec. 31, 2009	Year Ended Jan. 1, 2009	Post-IPO Period Feb. 13, 2007 through Dec. 27, 2007	Pre-IPO Period Dec. 29, 2006 through Feb. 12, 2007	Six Months Ended Jul. 1, 2010	Six Months Ended Jul. 2, 2009
	($ in millions)
Operating income (loss)	$168.2	$173.2	$161.5	$(4.1)	$69.7	$62.1
Depreciation and amortization	15.6	12.4	5.0	0.7	8.3	7.5

OIBDA	$183.8	$185.6	$166.5	$(3.4)	$78.0	$69.6
Severance plan costs	—	0.5	1.5	0.4	—	—
Share-based compensation costs(1)	5.5	3.4	3.1	0.3	4.4	2.6

Adjusted OIBDA	$189.3	$189.5	$171.1	$(2.7)	$82.4	$72.2

Total Revenue	$380.7	$369.5	$308.3	$23.6	$183.7	$166.4
Adjusted OIBDA margin	49.7%	51.3%	55.5%	NM	44.9%	43.4%

(1)	Share-based payments costs are included in network operations, selling and marketing and administrative expense in the accompanying financial statements.

RISK FACTORS

Ownership of and an investment in our Common Stock involve certain risks. You should consider carefully the following risks, the risks incorporated by reference in this prospectus supplement and the accompanying prospectus, including the risks described under the captions “Risks Related to our Business and Industry” and “Risks Related to Our Corporate Structure,” included in our Annual Report on Form 10-K for the year ended December 31, 2009 and other information included and incorporated by reference into this document, including our historical financial statements and related notes, in evaluating an investment in our Common Stock. The information incorporated by reference in this prospectus supplement and the accompanying prospectus may be amended, supplemented or superseded from time to time by other reports we file with the SEC in the future. For a description of these reports and documents, and information about where you can find them, see the sections entitled “Where You Can Find More Information” and “Incorporation of Certain Information by Reference” in this prospectus supplement and the accompanying prospectus. The risks and uncertainties described in this prospectus supplement and the accompanying prospectus and the documents incorporated by reference herein are not the only ones facing us. Additional risks and uncertainties that we do not presently know about or that we currently believe are not material may also adversely affect our business. If any of the risks and uncertainties described in this prospectus supplement, accompanying prospectus or the documents incorporated by reference herein actually occur, our business, financial condition and results of operations could be adversely affected in a material way. This could cause the trading price of our Common Stock to decline, perhaps significantly, and you may lose part or all of your investment.

Risks Related to This Offering

The substantial number of shares that are eligible for sale could cause the market price for our Common Stock to decline or make it difficult for us to sell equity securities in the future

We cannot predict the effect, if any, that market sales of shares of Common Stock or the availability of shares of Common Stock for sale will have on the market price of our Common Stock from time to time. Sales of substantial amounts of shares of our Common Stock in the public market, or the perception that those sales will occur, could cause the market price of our Common Stock to decline or make future offerings of our equity securities more difficult.

The 42,302,788 shares of Common Stock outstanding at July 1, 2010 are freely tradable, except for 223,895 shares held by our management and independent directors. In addition, the founding members may receive 68,158,186 shares of Common Stock, which are being registered by the registration statement of which this prospectus supplement and accompanying prospectus are a part, upon redemption of their outstanding common membership units of NCM LLC. We have registered for resale by our founding members shares of NCM, Inc. Common Stock equal to all of the current outstanding common membership units as required by the registration rights agreement executed on the date of the IPO.

The Selling Stockholders are subject to a “lock-up” period of 90 days after the date of this prospectus supplement. After the lock-up period expires, the Selling Stockholders will be able to redeem additional common membership units of NCM LLC and sell additional shares of Common Stock. None of Cinemark Holdings, Inc. or its affiliates or any of our directors or officers are subject to a “lock-up” period. In addition, certain of our other executive officers may also sell shares during the “lock-up” period pursuant to Rule 10b5-1 plans or otherwise.

Kurt Hall, our President, Chief Executive Officer and Chairman, has informed us that prior to the closing of this offering he intends to enter into a written trading plan established pursuant to Rule 10b5-1 under the Exchange Act. The plan is expected to provide that Mr. Hall will exercise vested stock options beginning in December 2010 through December 2012 and sell 85% of the shares that are exercised, with the remaining 15% of shares acquired to be held for investment purposes.

Additionally, as of July 1, 2010, 861,739 shares of non-vested restricted stock are outstanding and 4,011,187 shares of our Common Stock will be issuable upon exercise of stock options that vest through 2013. As of July 1, 2010, 1,291,164 stock options have vested and are exercisable at an average exercise price of $15.89 per share. Once the options and restricted stock become vested and/or exercisable, as applicable, to the extent they are not held by one of our affiliates, the shares acquired upon vesting or exercise are freely tradable.

Our stock price may be volatile

Before our IPO in February 2007, there was no public market for our Common Stock, and an active trading market for our Common Stock may not continue. The stock market in general has experienced extreme price and volume fluctuations over the last several months. These broad market fluctuations or actions of individual holders of our stock may adversely affect the market price of our Common Stock, regardless of our actual operating performance. Our stock price may fluctuate or decline due to a variety of factors, including:

•	actual or anticipated quarterly fluctuations in our operating results;

•	changes in expectations of future financial performance or changes in estimates of securities analysts;

•	changes in the market valuations of other companies;

•	announcements relating to actions of other media companies, strategic relationships, acquisitions or industry consolidation;

•	terrorist acts or wars; and

•	general economic, market and political conditions not related to our business.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

In addition to historical information, some of the information in this prospectus supplement and accompanying prospectus, including the information we incorporate by reference, includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. All statements other than statements of historical facts included or incorporated by reference in this prospectus, including, without limitation, certain statements under “Risk Factors,” may constitute forward-looking statements. Discussions containing these forward-looking statements are also contained in “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference from our most recent Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q, our Current Reports on Form 8-K, as well as any amendments we make to those filings with the SEC. In some cases, you can identify these “forward-looking statements” by the specific words, including but not limited to “may,” “will,” “should,” “expects,” “forecast,” “project,” “intend,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of those words and other comparable words. These forward-looking statements involve known and unknown risks and uncertainties, assumptions and other factors, including, but not limited to, the following:

•	changes in the ESAs or lack of support by the founding members;

•	non-competition provisions of the ESAs being deemed unenforeceable;

•	bankruptcy of one of the founding members;

•	national, regional and local economic conditions that may affect the markets in which we operate;

•	the levels of expenditures on advertising in general and cinema advertising in particular;

•	increased competition within the overall advertising industry;

•	technological changes and innovations, including alternative methods for delivering movies to consumers and failures or disruptions of our technology systems;

•	failure to effectively manage or continue our growth;

•	the popularity of major motion picture releases and level of theatre attendance, including at founding members’ theatres;

•	failure to retain our senior management;

•	shifts in population and other demographics;

•	infringement of our technology on intellectual property rights owned by others;

•	our ability to renew expiring advertising contracts at favorable rates, or to replace them with new contracts that are comparably favorable to us;

•	our need for, and ability to obtain, additional funding for acquisitions and operations;

•	our founding members ability to compete with us, influence our affairs and benefit from corporate opportunities that might otherwise be available to us;

•	risks and uncertainties relating to our significant indebtedness and investments;

•	fluctuations in operating costs, capital expenditures, revenue and Adjusted OIBDA;

•	future issuance of membership units by NCM LLC or issuance of preferred stock;

•	determination that we are an investment company;

•	determination that any amount of our tax benefits should not have been available;

•	changes in market interest rates and our stock prices; and

•	changes in accounting principles, policies, guidelines or internal control over financial reporting.

This list of factors that may affect future performance and the accuracy of forward-looking statements are illustrative and not exhaustive. Our actual results, performance or achievements could differ materially from those indicated in these statements as a result of certain factors as more fully discussed under “Risk Factors” above. Our historical financial data discussed prior to the completion of our IPO reflects the historical results of operations and financial position of NCM LLC. Accordingly, historical financial data does not give effect to the reorganization and the NCM LLC senior secured credit facility completed as part of the NCM, Inc. IPO.

USE OF PROCEEDS

The proceeds from the sale or other disposition of the Common Stock covered by this prospectus supplement are solely for the accounts of the selling stockholders. We will not receive any proceeds from any sale or other disposition of these shares of Common Stock by the selling stockholders.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of the material U.S. federal income tax considerations generally applicable to beneficial owners of our Common Stock (“Holders”) that acquire shares of our Common Stock pursuant to this offering and that hold such shares as capital assets (generally, for investment). This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury regulations, Internal Revenue Service (“IRS”) rulings and pronouncements and judicial decisions now in effect, all of which are subject to change, possibly on a retroactive basis, or differing interpretations. This summary does not consider specific facts and circumstances that may be relevant to a particular Holder’s tax position and does not consider any tax laws other than U.S. federal income tax laws (for example, this summary does not consider any state, local, estate or gift, or non-U.S. tax consequences of an investment in our Common Stock). It also does not apply to Holders subject to special tax treatment under the U.S. federal income tax laws (including partnerships or other pass-through entities, banks, insurance companies, dealers in securities, persons who hold Common Stock as part of a “straddle,” “hedge,” “conversion transaction” or other risk-reduction or integrated transaction, controlled foreign corporations, passive foreign investment companies, foreign personal holding companies, companies that accumulate earnings to avoid U.S. federal income tax, U.S. Holders (as defined below) who do not have the U.S. dollar as their functional currency, tax-exempt organizations, former U.S. citizens or residents and persons who hold or receive Common Stock as compensation).

For purposes of this summary, the term “U.S. Holder” means a Holder of shares of our Common Stock that, for U.S. federal income tax purposes, is:

(i)	an individual who is a citizen or resident of the U.S.;

(ii)	a corporation or other entity taxable as a corporation created in or organized under the laws of the U.S., any state thereof or the District of Columbia;

(iii)	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

(iv)	a trust (x) if a court within the U.S. is able to exercise primary supervision over the administration of such trust and one or more “U.S. persons,” as defined in section 7701(a)(30) of the Code, have the authority to control all substantial decisions of such trust or (y) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

The term “Non-U.S. Holder” means any Holder of shares of our Common Stock that is neither a U.S. Holder nor a partnership (including an entity that is treated as a partnership for U.S. federal income tax purposes).

If a partnership holds shares of our Common Stock, the U.S. federal income tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partners of partnerships that hold shares of our Common Stock should consult their tax advisors.

This summary is included herein as general information only. Accordingly, each prospective Holder is urged to consult its tax advisor with respect to the U.S. federal, state, local and non-U.S. income and other tax consequences of holding and disposing of our Common Stock.

U.S. Holders

The following discussion summarizes the material U.S. federal income tax consequences of the ownership and disposition of our Common Stock applicable to “U.S. Holders,” subject to the limitations described above.

Distributions

Distributions of cash or property that we pay in respect of our Common Stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles) and will be includible in gross income by a U.S. Holder upon receipt. Any such dividend will be eligible for the dividends received deduction if received by an otherwise qualifying corporate U.S. Holder that meets the holding period and other requirements for the dividends received deduction. Dividends paid by us to certain non-corporate U.S. Holders (including individuals), with respect to taxable years beginning on or before December 31, 2010, are eligible for U.S. federal income taxation at the rates generally applicable to long-term capital gains for individuals (currently at a maximum tax rate of 15%), provided that the U.S. Holder receiving the dividend satisfies applicable holding period and other requirements. If the amount of a distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a tax-free return of capital to the extent of the U.S. Holder’s tax basis in our Common Stock, and thereafter will be treated as capital gain.

Dispositions

Upon a sale, exchange or other taxable disposition of shares of our Common Stock, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the sale, exchange or other taxable disposition and the U.S. Holder’s adjusted tax basis in the shares of our Common Stock. Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder has held the shares of the Common Stock for more than one year at the time of disposition. Long-term capital gains of certain non-corporate U.S. Holders (including individuals) are currently subject to U.S. federal income taxation at a maximum rate of 15%. The deductibility of capital losses is subject to limitations under the Code.

Information Reporting and Backup Withholding Requirements

In general, dividends on our common shares, and payments of the proceeds of a sale, exchange or other disposition of our common shares paid to a U.S. Holder are subject to information reporting and may be subject to backup withholding at a current maximum rate of 28% unless the U.S. Holder (i) is a corporation or other exempt recipient or (ii) provides an accurate taxpayer identification number and certifies that it is not subject to backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a U.S. Holder will be refunded or credited against the U.S. Holder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS.

Non-U.S. Holders

The following discussion summarizes the material U.S. federal income tax consequences of the ownership and disposition of our Common Stock applicable to “Non-U.S. Holders,” subject to the limitations described above.

U.S. Trade or Business Income

For purposes of this discussion, dividend income and gain on the sale, exchange or other taxable disposition of our Common Stock will be considered to be “U.S. trade or business income” if such income or gain is (i) effectively connected with the conduct by a Non-U.S. Holder of a trade or business within the U.S. and (ii) in the case of a Non-U.S. Holder that is eligible for the benefits of an income tax treaty with the U.S., attributable to a permanent establishment (or, for an individual, a fixed base) maintained by the Non-U.S. Holder in the U.S. Generally, U.S. trade or business income is not subject to U.S. federal withholding tax (provided the Non-U.S. Holder complies with applicable certification and disclosure requirements); instead, a Non-U.S. Holder is subject to U.S. federal income tax on a net income basis at regular U.S. federal income tax rates (in the same manner as a U.S. person) on its U.S. trade or business income. Any U.S. trade or business income received by a Non-U.S. Holder that is a corporation also may be subject to a “branch profits tax” at a 30% rate, or at a lower rate prescribed by an applicable income tax treaty, under specific circumstances.

Distributions

Distributions of cash or property that we pay in respect of our Common Stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). A Non-U.S. Holder generally will be subject to U.S. federal withholding tax at a 30% rate, or at a reduced rate prescribed by an applicable income tax treaty, on any dividends received in respect of our Common Stock. If the amount of a distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a tax-free return of capital to the extent of the Non-U.S. Holder’s tax basis in our Common Stock, and thereafter will be treated as capital gain. In order to obtain a reduced rate of U.S. federal withholding tax under an applicable income tax treaty, a Non-U.S. Holder will be required to provide a properly executed IRS Form W-8BEN certifying its entitlement to benefits under the treaty. A Non-U.S. Holder of our Common Stock that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS. A Non-U.S. Holder should consult its own tax advisor regarding its possible entitlement to benefits under an income tax treaty.

The U.S. federal withholding tax described in the preceding paragraph does not apply to dividends that represent U.S. trade or business income of a Non-U.S. Holder who provides a properly executed IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the U.S.

Recent Legislation

Recently enacted legislation will require, after December 31, 2012, withholding at a rate of 30% on dividends in respect of, and gross proceeds from the sale of, our Common Stock held by or through certain foreign financial institutions (including investment funds), unless such institution enters into an agreement with the Secretary of the Treasury to report, on an annual basis, information with respect to accounts in the institution held by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons. Accordingly, the entity through which our Common Stock is held will affect the determination of whether such withholding is required. Similarly, dividends in respect of, and gross proceeds from the sale of, our Common Stock held by an investor that is a non-financial non-U.S. entity will be subject to withholding at a rate of 30%, unless such entity either (i) certifies to us that such entity does not have any “substantial U.S. owners” or (ii) provides certain information regarding the entity’s “substantial U.S. owners,” which we will in turn provide to the Secretary of the Treasury. Prospective investors are encouraged to consult with their tax advisors regarding the possible implications of the legislation on their investment in our Common Stock.

Dispositions

A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax in respect of any gain on a sale, exchange or other taxable disposition of Common Stock unless:

•	the gain is U.S. trade or business income;

•

the Non-U.S. Holder is an individual who is present in the U.S. for 183 or more days in the taxable year of the disposition and meets other conditions (in which case, such Non-U.S. Holder will be subject to U.S. federal income tax at a rate of 30% (or a reduced rate under an applicable tax treaty) on the amount by which certain capital gains allocable to U.S. sources exceed certain capital losses allocable to U.S. sources); or

•

we are or have been a “U.S. real property holding corporation” (a “USRPHC”) under section 897 of the Code at any time during the shorter of the five-year period ending on the date of disposition and the Non-U.S. Holder’s holding period for the Common Stock (in which case, such gain will be subject to U.S. federal income tax in the same manner as U.S. trade or business income).

In general, a corporation is a USRPHC if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. If we are determined to be a USRPHC, the U.S. federal income and withholding taxes relating to interests in USRPHCs nevertheless will not apply to gains derived from the sale or other disposition of our Common Stock by a Non-U.S. Holder whose shareholdings, actual and constructive, at all times during the applicable period, amount to 5% or less of the Common Stock, provided that the Common Stock is regularly traded on an established securities market. We do not believe that we currently are a USRPHC, and we do not anticipate becoming a USRPHC in the future. However, no assurance can be given that we will not be a USRPHC, or that our Common Stock will be considered regularly traded, when a Non-U.S. Holder sells its shares of our Common Stock.

Information Reporting and Backup Withholding Requirements

We must annually report to the IRS and to each Non-U.S. Holder any dividend income that is subject to U.S. federal withholding tax, or that is exempt from such withholding tax pursuant to an income tax treaty. Copies of these information returns also may be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides. Under certain circumstances, the Code imposes a backup withholding obligation (currently at a rate of 28%) on certain reportable payments. Dividends paid to a Non-U.S. Holder of Common Stock generally will be exempt from backup withholding if the Non-U.S. Holder provides a properly executed IRS Form W-8BEN or otherwise establishes an exemption and the payor does not have actual knowledge or reason to know that the Holder is a U.S. person.

The payment of the proceeds from the disposition of our Common Stock to or through the U.S. office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless the owner certifies as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge or reason to know that the Holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of our Common Stock to or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the U.S. (a “U.S. related person”). In the case of the payment of the proceeds from the disposition of our Common Stock to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related person, the Treasury regulations require information reporting (but not backup withholding) on the payment unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder and the broker has no knowledge to the contrary. Non-U.S. Holders should consult their own tax advisors on the application of information reporting and backup withholding to them in their particular circumstances (including upon their disposition of Common Stock).

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be refunded or credited against the Non-U.S. Holder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS.

SELLING STOCKHOLDERS

The following table sets forth the name of each selling stockholder, the number of shares of our Common Stock beneficially owned (through redemption rights associated with the common membership units) by each selling stockholder, the number of shares that may be offered under this prospectus supplement and the number of shares of our Common Stock to be owned by each selling stockholder after this offering is completed. The number of shares in the column “Number of Shares Being Offered” represents all of the shares that a selling stockholder may offer under this prospectus supplement. For additional information regarding relationships between us and the selling stockholders, see “Certain Relationships and Related Party Transactions” in our Definitive Proxy Statement on Schedule 14A filed with the SEC on March 18, 2010, which is incorporated by reference in this prospectus supplement.

As of the date of this prospectus supplement, the selling stockholders do not hold any shares of our Common Stock, but rather hold common membership units in NCM LLC. Under the limited liability company agreement for NCM LLC, the selling stockholders have the right to redeem their membership units for cash or Common Stock, at our election. It is contemplated that, prior to closing of this offering, the selling stockholders will exercise their right to redeem their common membership units and that we will elect to issue shares of our Common Stock in connection with such redemption.

Beneficial ownership of a security is determined in accordance with the rules and regulations of the SEC. Under these rules, a person is deemed to beneficially own a share of our Common Stock if that person has or shares voting power or investment power with respect to that share, or has the right to acquire beneficial ownership of that share within 60 days, including through the exercise of any option or other right or the conversion of any other security. Shares issuable under stock options and warrants not subject to this offering are deemed outstanding for computing the percentage of the person holding options or warrants but are not deemed outstanding for computing the percentage of any other person. As of August 6, 2010, the percentage of beneficial ownership for the following table is based upon 42,302,788 shares of our Common Stock (excluding unvested restricted stock) outstanding and 110,460,974 common membership units of NCM LLC outstanding, of which 42,302,788 are owned by NCM, Inc.

Name	Shares Beneficially Owned Prior to Offering(1)		Number of Shares Being Offered		Shares Beneficially Owned After Offering Without Over-Allotment		Shares Beneficially Owned After Offering With Over-Allotment
	Number of Shares	% of Class	Without Over- Allotment(2)	With Over- Allotment(2)	Number of Shares	% of Class	Number of Shares	% of Class
AMC ShowPlace Theatres, Inc.(3)	6,510,209	13.3%	6,500,000	6,510,209	10,209	*	—	—

American Multi-Cinema, Inc.(3)	18,948,404	30.9%	—	802,291	18,948,404	26.3%	18,146,113	25.0%

Regal CineMedia Holdings, LLC(4)	25,753,070	37.8%	4,200,000	4,725,000	21,553,070	28.9%	21,028,070	27.9%

*	Less than one percent.

(1)	The NCM LLC units owned prior to and after the offering are comprised of the following:

	NCM LLC Units Outstanding Prior to Offering		NCM LLC Units Outstanding After Offering Without Over-Allotment		NCM LLC Units Outstanding After Offering With Over-Allotment
Name	Number of NCM LLC Units	%	Number of NCM LLC Units	%	Number of NCM LLC Units	%
American Multi-Cinema, Inc. and affiliates	25,458,613	23.1%	18,958,613	17.2%	18,146,113	16.5%
Cinemark Holdings, Inc. and affiliates	16,946,503	15.3%	16,946,503	15.3%	16,946,503	15.3%
Regal Entertainment Group and affiliates	25,753,070	23.3%	21,553,070	19.5%	21,028,070	19.0%
NCM, Inc.	42,302,788	38.3%	53,002,788	48.0%	54,340,288	49.2%

TOTAL	110,460,974	100.0%	110,460,974	100.0%	110,460,974	100.0%

(2)	NCM, Inc. shares being offered after redemption of an equal number of NCM LLC membership units.
(3)	The address of these stockholders is 920 Main Street, Kansas City, Missouri 64105.
(4)	The address of this stockholder is 7132 Regal Lane, Knoxville, Tennessee 37918.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus supplement, the selling stockholders have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC is acting as representative, the following respective number of shares of Common Stock:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC	5,350,000
Citigroup Global Markets Inc.	2,675,000
Morgan Stanley & Co. Incorporated	2,675,000

Total	10,700,000

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of Common Stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

The selling stockholders have granted to the underwriters a 30-day option to purchase on a pro-rata basis up to 1,337,500 additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of Common Stock.

The underwriters propose to offer the shares of Common Stock initially at the public offering price on the cover page of this prospectus supplement and to selling group members at that price less a selling concession of $0.384 per share. After the initial public offering the representative may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation the selling stockholders will pay:

	Per Share		Total
	Without over- allotment	With over- allotment	Without over- allotment	With over- allotment
Underwriting Discounts and Commissions paid by the Selling Stockholders	$0.64	$0.64	$6,848,000	$7,704,000

We have agreed that we will not, and each Selling Stockholder has agreed that it will not, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our Common Stock or securities convertible into or exchangeable or exercisable for any shares of our Common Stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC for a period of 90 days after the date of this prospectus supplement, except sales of Common Stock pursuant to stock option grants or other stock-based awards we may make under our existing equity incentive plans. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC waives, in writing, such an extension. This paragraph, in the case of the Company, does not apply to the filing of a prospectus or a prospectus supplement in respect of any Common Stock to be issued to Cinemark Holdings, Inc. and affiliates upon redemption of common membership units of NCM LLC and the resale of those shares of Common Stock.

None of Cinemark Holdings, Inc. or any of its affiliates or any of our directors or officers are subject to a “lock-up” period. In addition, certain of our other executive officers may also sell shares during the “lock-up” period pursuant to Rule 10b5-1 plans or otherwise.

Kurt Hall, our President, Chief Executive Officer and Chairman, has informed us that prior to the closing of this offering he intends to enter into a written trading plan established pursuant to Rule 10b5-1 under the Exchange Act. The plan is expected to provide that Mr. Hall will exercise vested stock options beginning in December 2010 through December 2012 and sell 85% of the shares that are exercised, with the remaining 15% of shares acquired to be held for investment purposes.

We, NCM LLC and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

The shares of Common Stock are listed on The NASDAQ Global Select Market under the symbol “NCMI.”

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, investment banking, financial advisory and lending services for us and our affiliates for which they have received, or will receive, customary fees and expenses. Affiliates of several of the underwriters are lenders under our senior secured credit facility. In addition, an affiliate of Credit Suisse Securities (USA) LLC has an $8.5 million non-interest bearing note payable from the Company ($3.2 million outstanding as of July 1, 2010), which was issued to such affiliate, as the lender under IdeaCast’s credit agreement, to settle certain transactions entered into with such affiliate in connection with the financial restructuring of IdeaCast and with respect to the IdeaCast credit agreement. Affiliates of several of the underwriters also are lenders or agents under Regal’s, AMC’s and Cinemark’s senior secured credit facilities. Affiliates of several of the underwriters also own less than 1% of our Common Stock and/or the common stock of AMC, Cinemark and/or Regal.

Stabilization, Short Positions and Penalty Bids

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of the Common Stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the Common Stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•

In passive market making, market makers in the Common Stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our Common Stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our Common Stock or preventing or retarding a decline in the market price of the Common Stock. As a result the price of our Common Stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq Global Select Market or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representative may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make Internet distributions on the same basis as other allocations.

Notice to Prospective Investors Outside the U.S.

The Common Stock is offered for sale in those jurisdictions in the U.S., Europe, Asia and elsewhere where it is lawful to make such offers.

Each of the underwriters has represented and agreed that it has not offered, sold or delivered and will not offer, sell or deliver any of the Common Stock directly or indirectly, or distribute this prospectus supplement or the accompanying prospectus or any other offering material relating to the Common Stock, in or from any jurisdiction except under circumstances that will result in compliance with the applicable laws and regulations thereof and that will not impose any obligations on us except as set forth in the underwriting agreement.

Notice to Canadian Residents

Resale Restrictions

The distribution of the shares of Common Stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of shares of Common Stock are made. Any resale of the shares of Common Stock in Canada must be made under applicable securities laws which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the shares of Common Stock.

Representations of Purchasers

By purchasing shares of Common Stock in Canada and accepting delivery of a purchase confirmation, a purchaser is deemed to represent to us, the selling stockholders and the dealer from whom the purchase confirmation is received that:

•

the purchaser is entitled under applicable provincial securities laws to purchase the shares of Common Stock without the benefit of a prospectus qualified under those securities laws as it is an “accredited investor” as defined under National Instrument 45-106 – Prospectus and Registration Exemptions,

•	the purchaser is a “permitted client” as defined in National Instrument 31-103—Registration Requirements and Exemptions,

•	where required by law, the purchaser is purchasing as principal and not as agent,

•	the purchaser has reviewed the text above under “Resale Restrictions”, and

•

the purchaser acknowledges and consents to the provision of specified information concerning the purchase of the shares of Common Stock to the regulatory authority that by law is entitled to collect the information, including certain personal information. For purchasers in Ontario, questions about such indirect collection of personal information should be directed to Administrative Support Clerk, Suite 1903, Box 55, 20 Queen Street West, Toronto, Ontario M5H 3S8 or (416) 593-3684.

Rights of Action—Ontario Purchasers Only

Under Ontario securities legislation, certain purchasers who purchase a security offered by this document during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares of Common Stock, for rescission against us and the selling stockholders in the event that this document contains a misrepresentation without regard to whether the purchasers relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares of Common Stock. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares of Common Stock. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling stockholders. In no case will the amount recoverable in any action exceed the price at which the shares of Common Stock were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling stockholders will have no liability. In the case of an action for damages, we and the selling stockholders will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares of Common Stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein and the selling stockholders may be located outside Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or such persons. All or a substantial portion of our assets and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or such persons in Canada or to enforce a judgment obtained in Canadian courts against us or such persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of shares of Common Stock should consult their own legal and tax advisers with respect to the tax consequences of an investment in the shares of Common Stock in their particular circumstances and about the eligibility of the shares of Common Stock for investment by the purchaser under relevant Canadian legislation.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each Underwriter represents and agrees that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of Common Stock to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Common Stock which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Securities to the public in that Relevant Member State at any time,

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the manager for any such offer; or

(d)	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Notice to Investors in the United Kingdom

Each of the underwriters severally represents, warrants and agrees as follows:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling with Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and

(b)	it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the Common Stock in, from or otherwise involving the United Kingdom.

Notice to Residents of Japan

The underwriters will not offer or sell any of our Common Stock directly or indirectly in Japan or to, or for the benefit of any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any

Japanese person, except in each case pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and any other applicable laws and regulations of Japan. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Residents of Hong Kong

The underwriters and each of their affiliates have not (i) offered or sold, and will not offer or sell, in Hong Kong, by means of any document, our Common Stock other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32 of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance or (ii) issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere any advertisement, invitation or document relating to our Common Stock which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to our securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance any rules made under that Ordinance. The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

Notice to Residents of Singapore

This prospectus or any other offering material relating to our Common Stock has not been and will not be registered as a prospectus with the Monetary Authority of Singapore, and the Common Stock will be offered in Singapore pursuant to exemptions under Section 274 and Section 275 of the Securities and Futures Act, Chapter 289 of Singapore (the “Securities and Futures Act”). Accordingly our Common Stock may not be offered or sold, or be the subject of an invitation for subscription or purchase, nor may this prospectus or any other offering material relating to our Common Stock be circulated or distributed, whether directly or indirectly, to the public or any member of the public in Singapore other than (a) to an institutional investor or other person specified in Section 274 of the Securities and Futures Act, (b) to a sophisticated investor, and in accordance with the conditions specified in Section 275 of the Securities and Futures Act or (c) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act.

Notice to Residents of Germany

Each person who is in possession of this prospectus supplement is aware of the fact that no German sales prospectus (Verkaufsprospekt) within the meaning of the Securities Sales Prospectus Act (Wertpapier-Verkaufsprospektgesetz, the “Act”) of the Federal Republic of Germany has been or will be published with respect to our Common Stock. In particular, each underwriter has represented that it has not engaged and has agreed that it will not engage in a public offering in (offentliches Angebot) within the meaning of the Act with respect to any of our Common Stock otherwise than in accordance with the Act and all other applicable legal and regulatory requirements.

Notice to Residents of France

The Common Stock is being issued and sold outside the Republic of France and that, in connection with their initial distribution, it has not offered or sold and will not offer or sell, directly or indirectly, any Common

Stock to the public in the Republic of France, and that it has not distributed and will not distribute or cause to be distributed to the public in the Republic of France this prospectus supplement or any other offering material relating to the Common Stock, and that such offers, sales and distributions have been and will be made in the Republic of France only to qualified investors (investisseurs qualifiés) in accordance with Article L.411-2 of the Monetary and Financial Code and decrét no. 98-880 dated 1st October, 1998.

Notice to Residents of the Netherlands

Our Common Stock may not be offered, sold, transferred or delivered in or from The Netherlands as part of their initial distribution or at any time thereafter, directly or indirectly, other than to, individuals or legal entities situated in The Netherlands who or which trade or invest in securities in the conduct of a business or profession (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, collective investment institution, central governments, large international and supranational organizations, other institutional investors and other parties, including treasury departments of commercial enterprises, which as an ancillary activity regularly invest in securities; hereinafter, “Professional Investors”), provided that in the offer, prospectus and in any other documents or advertisements in which a forthcoming offering of our Common Stock is publicly announced (whether electronically or otherwise) in The Netherlands it is stated that such offer is and will be exclusively made to such Professional Investors. Individual or legal entities who are not Professional Investors may not participate in the offering of our Common Stock, and this prospectus or any other offering material relating to our Common Stock may not be considered an offer or the prospect of an offer to sell or exchange our Common Stock.

LEGAL MATTERS

The validity of the Common Stock offered hereby will be passed on for us by Holme Roberts & Owen LLP, Denver, Colorado. Certain legal matters in connection with this offering will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, Los Angeles, California. Certain legal matters will be passed upon for AMC ShowPlace Theatres, Inc. and American Multi-Cinema, Inc. by O’Melveny & Myers LLP, New York, New York, for American Multi-Cinema, Inc. by Lathrop & Gage LLP, Kansas City, Missouri and for Regal CineMedia Holdings, LLC by Hogan Lovells USA LLP, Denver, Colorado.

EXPERTS

The financial statements incorporated in this prospectus supplement by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2009, and the effectiveness of National CineMedia, Inc.’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements and financial statement schedules have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file electronically with the SEC our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act. You can request copies of such documents by contacting our Investor Relations Department at National CineMedia, Inc., 9110 E. Nichols Avenue, Suite 200, Centennial, CO 80112-3405, calling 1-800-844-0935 or sending an email to investors@ncm.com. We also make available on or through our website, at www.ncm.com, free of charge, copies of these reports as soon as reasonably practicable after we electronically file or furnish it to the SEC.

Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus supplement, the accompanying prospectus or the registration statement of which this prospectus supplement forms a part, and you should not rely on any such information in making your decision whether to purchase our securities.

You may read and copy any document we file at the following location at the SEC:

100 F Street, N.E.

Room 1580

Washington, D.C. 20549

You can also obtain copies of this information by mail from the Public Reference Room of the SEC, 100 F Street, N.E., Room 1580, Washington D.C. 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

The SEC also maintains a website that contains reports, proxy statements and other information about issuers, like NCM, Inc., that file electronically with the SEC. The address of that site is http://www.sec.gov.

We have filed with the SEC a registration statement on Form S-3 (including a registration statement under Rule 462(b) under the Securities Act) that registers the securities the selling stockholders are offering. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and our securities. The rules and regulations of the SEC allow us to omit certain information included in the registration statement from this prospectus supplement.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus supplement and accompanying prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus supplement and the accompanying prospectus, except for any information that is superseded by information that is included directly in this document.

This prospectus supplement includes by reference the documents listed below that we have previously filed with the SEC and that are not included in or delivered with this document. They contain important information about us and our financial condition.

•

Our Annual Report on Form 10-K for the year ended December 31, 2009, filed with the SEC on March 9, 2010 (including the portions of our proxy statement for our 2010 annual meeting of stockholders incorporated by reference therein);

•	Our Quarterly Report on Form 10-Q for the quarter ended April 1, 2010, filed with the SEC on May 7, 2010;

•	Our Quarterly Report on Form 10-Q for the quarter ended July 1, 2010, filed with the SEC on August 3, 2010;

•

Our Current Reports on Form 8-K, filed with the SEC on January 15, February 11, March 2, March 19, April 6, April 14, April 29, June 17, 2010, August 9 (two filings), August 10 and August 13 (two filings); and

•

The description of our Common Stock that is contained in our Registration Statement on Form S-1 (File No. 333-137976) filed with the SEC on February 6, 2007, including any amendment or reports filed for the purpose of updating such description.

All documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus supplement and prior to the termination of this offering shall be deemed to be incorporated by reference herein and to be a part of this prospectus supplement from the date of filing of such documents, excluding any information furnished under Item 2.02 or Item 7.01 of any Current Report on Form 8-K and exhibits furnished on such form that are related to such items. We also specifically incorporate by reference any documents filed by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial registration statement and prior to the effectiveness of the registration statement. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

You can obtain any of the documents incorporated by reference in this document from us without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit to this prospectus supplement. You can obtain documents incorporated by reference in this prospectus supplement by requesting them in writing or by telephone from us at the following address:

Investor Relations

National CineMedia, Inc.

9110 East Nichols Avenue, Suite 200

Centennial, CO 80112-3405

1-800-844-0935

We have not, and the selling stockholders have not, authorized anyone to give any information or make any representation about us that is different from, or in addition to, that contained in this prospectus supplement or in any of the materials that we have incorporated by reference into this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to sell, or solicitations of offers to purchase, the securities offered by this document are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you.

PROSPECTUS

68,158,186 Shares

National CineMedia, Inc.

Common Stock

This prospectus relates to the disposition from time to time by our founding member theatre circuits, or the selling stockholders, of 68,158,186 shares of Common Stock, par value $0.01 per share, of National CineMedia, Inc., or NCM, Inc., or Common Stock, issuable upon redemption on a one-for-one basis of common membership units of National CineMedia, LLC, or NCM LLC, the operating company for our business and of which we are a member and the sole manager. Under the terms of the registration rights agreement with the selling stockholders, NCM, Inc. is required to register shares of its Common Stock equal to the number of NCM LLC common membership units held by each selling stockholder.

In February 2007 in conjunction with our initial public offering, or the IPO, NCM LLC issued 51,850,951 common membership units in the aggregate to its founding member circuits (the “selling stockholders”). An additional 16,307,235 common membership units have been issued in the aggregate to the selling stockholders since our IPO, in conjunction with net screens that have been added to our network pursuant to contractual arrangements in effect among NCM, Inc., NCM LLC and the selling stockholders. We have registered for resale by our selling stockholders NCM, Inc. Common Stock equal to all of the current outstanding common membership units as required by the registration rights agreement executed at the date of the IPO.

We will not pay any underwriting discounts or commissions on the shares of Common Stock issued to the selling stockholders. We will not receive any proceeds from the sale of Common Stock by the selling stockholders.

Our Common Stock is listed on The NASDAQ Global Select Market under the symbol “NCMI.” The last reported sale on The NASDAQ Global Select Market on August 6, 2010, was $18.07 per share.

The selling stockholders or their pledgees, assignees or successors-in-interest may offer and sell or otherwise dispose of the shares of Common Stock described in this prospectus from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices. See “Plan of Distribution” beginning on page 12 for more information about how the selling stockholders may sell or dispose of their shares of Common Stock.

The selling stockholders may resell the Common Stock to or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions. The selling stockholders will bear all commissions and discounts, if any, attributable to the sales of Common Stock. We will bear all costs, expenses and fees in connection with the registration of the Common Stock.

Investing in our Common Stock involves risks. See “Risk Factors” beginning on page 4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 6, 2010.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 (File No. 333-162933) (including the registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933 to increase the number of shares covered by the registration statement) that we filed with the Securities and Exchange Commission, or the SEC, using a “shelf” registration or continuous offering process. This prospectus has been updated to reflect the increased number of shares and other updates since the date of the prospectus included in the registration statement. Under this shelf process, the selling stockholders may from time to time sell the shares of Common Stock described in this prospectus in one or more offerings. Additionally, under the shelf process, in certain circumstances, we may provide a prospectus supplement that will contain certain specific information about the terms of a particular offering by one or more of the selling stockholders. This prospectus or any applicable prospectus supplement, including the documents incorporated by reference, include important information about us, our Common Stock and other information you should know before investing in our Common Stock. We may also provide a prospectus supplement to add information to, or update or change information contained in this prospectus.

You should rely only on the information contained or incorporated by reference into this prospectus or any applicable prospectus supplement. We have not, and the selling stockholders have not, authorized anyone to provide you with different or additional information. The selling stockholders are offering to sell, and seeking offers to buy, shares of our Common Stock only in jurisdictions where it is lawful to do so. The information in this prospectus, including the documents incorporated by reference, are accurate only as of the date set forth on the front of this prospectus or the date of the document incorporated by reference, as applicable, regardless of the time of delivery of this prospectus or any sale of our Common Stock.

MARKET INFORMATION

Information regarding market share, market position and industry data pertaining to our business contained in or incorporated by reference into this prospectus or any applicable prospectus supplement consists of estimates based on data and reports compiled by industry professional organizations (including Nielsen Media Research, Inc. and the National Association of Theatre Owners) and analysts, and our knowledge of our revenues and markets. DMA® is a registered trademark of Nielsen Media Research, Inc.

We take responsibility for compiling and extracting, but have not independently verified, market and industry data provided by third parties, or by industry or general publications, and take no further responsibility for such data. Similarly, while we believe our internal estimates are reliable, our estimates have not been verified by any independent sources, and we cannot assure you as to their accuracy.

i

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere or incorporated by reference into this prospectus. Because it is a summary, it does not contain all of the information that you should consider before investing in our Common Stock. You should read this entire prospectus carefully, including the section entitled “Risk Factors” and the documents that we incorporate by reference before making an investment decision.

In this document, unless the context otherwise requires:

•	“NCM, Inc.,” “the Company,” “we,” “us” or “our” refer to National CineMedia, Inc., a Delaware corporation, and its consolidated subsidiary National CineMedia, LLC;

•

“NCM LLC” refers to National CineMedia, LLC, a Delaware limited liability company, which commenced operations on April 1, 2005, and is the current operating company for our business, which NCM, Inc. acquired an interest in, and became a member and the sole manager of, upon completion of our initial public offering, or “IPO,” which closed on February 13, 2007;

•

“AMC” refers to AMC Entertainment Inc. and its subsidiaries, National Cinema Network, Inc., or “NCN,” which contributed assets used in the operations of NCM LLC and formed NCM LLC in March 2005, AMC ShowPlace Theatres, Inc., which joined NCM LLC in June 2010 in connection with AMC’s acquisition of Kerasotes Showplace Theatres, LLC and American Multi-Cinema, Inc., which became party to an amended and restated exhibitor services agreement, or “ESA,” with NCM LLC upon completion of the IPO;

•

“Cinemark” refers to Cinemark Holdings, Inc. and its subsidiaries, Cinemark Media, Inc., which joined NCM LLC in July 2005, and Cinemark USA, Inc., which became party to an amended and restated ESA with NCM LLC upon completion of the IPO; and

•

“Regal” refers to Regal Entertainment Group and its subsidiaries, Regal CineMedia Corporation, or “RCM,” which contributed assets used in the operations of NCM LLC, Regal CineMedia Holdings, LLC, which formed NCM LLC in March 2005, and Regal Cinemas, Inc., which became party to an amended and restated ESA with NCM LLC upon completion of the IPO.

Our Business

The Company

NCM, Inc., a Delaware corporation organized on October 5, 2006, is a holding company that manages its consolidated subsidiary NCM LLC, but has no business operations or material assets other than its cash and ownership interest of approximately 38.3% of the common membership units in NCM LLC as of July 1, 2010. NCM LLC’s founding members, AMC, Cinemark and Regal, the three largest motion picture exhibition companies in the U.S., hold the remaining 61.7% of NCM LLC’s common membership units. NCM, Inc.’s primary source of cash flow from operations is distributions from NCM LLC pursuant to the NCM LLC operating agreement. NCM, Inc. also receives management fees pursuant to a management services agreement with NCM LLC in exchange for providing specific management services to NCM LLC.

NCM LLC has long-term ESAs with NCM LLC’s founding members and multi-year agreements with several other theatre operators whom we refer to as network affiliates. The ESAs and network affiliate agreements grant NCM LLC exclusive rights in their theatres, subject to limited exceptions, to sell advertising and to sell and distribute entertainment programming and meeting and communication services through our Fathom Events division.

Overview of the Business

We operate the largest digital in-theatre network in North America. We distribute advertising and Fathom business and consumer events across our digital content network (“DCN”) and live digital broadcast network

(“DBN”) utilizing our proprietary digital content software (“DCS”). We currently derive revenue principally from the following activities:

•

Advertising: We develop, produce, sell and distribute several versions of a branded, on-screen pre-feature entertainment and advertising program called “FirstLook” and advertising programming on our lobby entertainment network (“LEN”). We also offer other forms of advertising and promotions in theatre lobbies. For the six months ended July 1, 2010, advertising accounted for 86% of our total revenue.

•

Fathom Events: We distribute entertainment programming through our Fathom Consumer division and multi-site business communication and marketing content through our Fathom Business division to theatres across our DCN (for pre-recorded events) and DBN (for both live and pre-recorded events). Our Fathom Business division also facilitates business meetings, church services, and corporate marketing/communication events in individual movie theatres throughout our theatre network. For the six months ended July 1, 2010, Fathom Events accounted for 14% of our total revenue.

We believe that the reach, scope and digital delivery capability of our digital network provide an effective platform for national and local advertisers to reach a large, young and affluent audience on a highly-targeted, engaging and measurable basis. As of July 1, 2010, our advertising network is located in 47 states and the District of Columbia and covers all of the top 25, as well as 49 of the top 50 and 99 of the top 100, Designated Market Areas®, or DMAs®, and 172 DMAs® in total. As of July 1, 2010, our Fathom Events network is located in 49 states and the District of Columbia and covers 49 of the top 50 DMAs® and 154 DMAs® in total. During 2009, over 680 million patrons attended movies shown in theatres currently included in our advertising network. As of July 1, 2010, we had approximately 17,100 screens in our advertising network, 15,600 of which are digital, and 546 locations in our Fathom DBN. Approximately 1,260 additional screens will be added to our advertising network in the second half of 2010 and in 2011, upon the expiration of existing advertising agreements, based on signed contracts with Regal’s Consolidated Theatres, Great Escape Theatres and certain theatres operated by Rave Motion Pictures.

We expect our digital network to continue to expand through the addition of new theatres pursuant to agreements with additional network affiliates and net increases in the number of screens operated by the founding members of NCM LLC pursuant to the common unit adjustment agreement. The common unit adjustment agreement provides a mechanism for adjusting common membership units held by the founding members, based on increases or decreases in the number of screens operated by each founding member. Increases in the number of screens are included in the unit adjustment calculation if arising from acquisition of a theatre or opening of a newly constructed theatre, unless an acquired theatre is subject to an agreement with an alternative cinema advertising provider, in which case run out payments will be made to NCM LLC by the founding member acquiring the theatre pursuant to its ESA until such third party cinema advertising agreement expires and the theatre is added to NCM’s network. Decreases in the number of screens are included in the unit adjustment calculation if arising from disposition of a theatre, unless the purchaser or sublessee enters into an agreement with NCM LLC similar to the ESA, the theatre is closed at the end of its lease term or a non-digitized theatre is closed within three years of the end of its lease term.

Corporate Information

We are a Delaware corporation organized on October 5, 2006, and our principal executive offices are located at 9110 E. Nichols Ave., Suite 200, Centennial, Colorado 80112-3405. The telephone number of our principal executive offices is (303) 792-3600. We maintain a website at www.ncm.com, on which we post our key corporate governance documents, including our board committee charters and our code of ethics. We also regularly post information about the Company on the Investor Relations page. We do not incorporate the information on our website into this prospectus and you should not consider any information on, or that can be accessed through, our website as part of this prospectus (other than those filings with the SEC that we specifically incorporate by reference in this prospectus).

THE OFFERING

Issuer	National CineMedia, Inc.

Selling Stockholders	The selling stockholders identified in the table on page 9.

Securities offered	68,158,186 shares of our Common Stock. Such shares will be issued upon redemption of common membership units, which will increase the ownership of NCM, Inc. in NCM LLC.

Use of proceeds	We will not receive any proceeds from sales of the shares of Common Stock sold from time to time under this prospectus by the selling stockholders.

Risk factors	An investment in our Common Stock involves a high degree of risk. The “Risk Factors” section beginning on page 4 contains a discussion of factors that you should carefully read and consider before deciding to invest in shares of our Common Stock.

Nasdaq Global Select Market Symbol	NCMI.

RISK FACTORS

Ownership of and an investment in our Common Stock involve certain risks. You should consider carefully the risks incorporated by reference in this prospectus and in the applicable prospectus supplement, including the risks described under the captions “Risks Related to our Business and Industry” and “Risks Related to Our Corporate Structure,” included in our Annual Report on Form 10-K for the year ended December 31, 2009 and other information included and incorporated by reference into this document, including our historical financial statements and related notes, in evaluating an investment in our Common Stock. The information incorporated by reference in this prospectus and in the applicable prospectus supplement may be amended, supplemented or superseded from time to time by other reports we file with the SEC in the future. For a description of these reports and documents, and information about where you can find them, see the sections entitled “Where You Can Find More Information” and “Incorporation of Certain Information by Reference” in this prospectus. The risks and uncertainties described in this prospectus, the applicable prospectus supplement and the documents incorporated by reference herein are not the only ones facing us. Additional risks and uncertainties that we do not presently know about or that we currently believe are not material may also adversely affect our business. If any of the risks and uncertainties described in this prospectus, the applicable prospectus supplement or the documents incorporated by reference herein actually occur, our business, financial condition and results of operations could be adversely affected in a material way. This could cause the trading price of our Common Stock to decline, perhaps significantly, and you may lose part or all of your investment.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

In addition to historical information, some of the information in this prospectus, including the information we incorporate by reference, includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. All statements other than statements of historical facts included or incorporated by reference in this prospectus, including, without limitation, certain statements under “Risk Factors,” may constitute forward-looking statements. Discussions containing these forward-looking statements are also contained in “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference from our most recent Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q, our Current Reports on Form 8-K, as well as any amendments we make to those filings with the SEC. In some cases, you can identify these “forward-looking statements” by the specific words, including but not limited to “may,” “will,” “should,” “expects,” “forecast,” “project,” “intend,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of those words and other comparable words. These forward-looking statements involve known and unknown risks and uncertainties, assumptions and other factors, including, but not limited to, the following:

•	changes in the ESAs or lack of support by the founding members;

•	non-competition provisions of the ESAs being deemed unenforeceable;

•	bankruptcy of one of the founding members;

•	national, regional and local economic conditions that may affect the markets in which we operate;

•	the levels of expenditures on advertising in general and cinema advertising in particular;

•	increased competition within the overall advertising industry;

•	technological changes and innovations, including alternative methods for delivering movies to consumers and failures or disruptions of our technology systems;

•	failure to effectively manage or continue our growth;

•	the popularity of major motion picture releases and level of theatre attendance, including at founding members’ theatres;

•	failure to retain our senior management;

•	shifts in population and other demographics;

•	infringement of our technology on intellectual property rights owned by others;

•	our ability to renew expiring advertising contracts at favorable rates, or to replace them with new contracts that are comparably favorable to us;

•	our need for, and ability to obtain, additional funding for acquisitions and operations;

•	our founding members ability to compete with us, influence our affairs and benefit from corporate opportunities that might otherwise be available to us;

•	risks and uncertainties relating to our significant indebtedness and investments;

•	fluctuations in operating costs, capital expenditures, revenue and Adjusted OIBDA;

•	future issuance of membership units by NCM LLC or issuance of preferred stock;

•	determination that we are an investment company;

•	determination that any amount of our tax benefits should not have been available;

•	changes in market interest rates and our stock prices; and

•	changes in accounting principles, policies, guidelines or internal control over financial reporting.

This list of factors that may affect future performance and the accuracy of forward-looking statements are illustrative and not exhaustive. Our actual results, performance or achievements could differ materially from those indicated in these statements as a result of certain factors as more fully discussed under “Risk Factors” above. Our historical financial data discussed prior to the completion of our IPO reflects the historical results of operations and financial position of NCM LLC. Accordingly, historical financial data does not give effect to the reorganization and the NCM LLC senior secured credit facility completed as part of the NCM, Inc. IPO.

USE OF PROCEEDS

The proceeds from the sale or other disposition of the Common Stock covered by this prospectus are solely for the accounts of the selling stockholders. We will not receive any proceeds from any sale or other disposition of these shares of Common Stock by the selling stockholders.

DETERMINATION OF OFFERING PRICE

This offering is being made solely to allow the selling stockholders to offer and sell shares of our Common Stock to the public. The selling stockholders may offer for sale some of their shares at the time and price that they choose. On any given day, the price per share is likely to be based on the market price of our Common Stock, as quoted on the Nasdaq Global Select Market on the date of sale, unless shares are sold in private transactions. Consequently, we cannot currently determine the price at which the shares offered for resale pursuant to this prospectus may be sold.

SELLING STOCKHOLDERS

Each of the selling stockholders is a founding member of NCM LLC, our operating company subsidiary. Regal CineMedia Holdings, LLC, or RCM, and an entity now merged into American Multi-Cinema, Inc., or AMCI, formed NCM LLC in March 29, 2005. On July 15, 2005, Cinemark Media, Inc., or Cinemark Media, joined NCM LLC as the third founding member. In February 2007, as part of a reorganization related to our IPO, NCM LLC issued an aggregate of 51,850,951 common membership units to the selling stockholders. Pursuant to the common unit adjustment agreement among us, NCM LLC and the founding members or certain of their affiliates, the founding members may be issued additional common membership units or surrender common membership units from time to time, depending on changes in the numbers of movie theatre screens that participate in our advertising services. As of the date of this prospectus, an aggregate of 16,307,235 additional common membership units have been issued to the founding members since our IPO pursuant to these provisions.

The common membership units were issued as “restricted securities” under the Securities Act and are subject to certain restrictions on transfer under NCM LLC’s operating agreement. The common membership units can be exchanged for our Common Stock on a one-to-one basis, except if we exercise our option to exchange the common membership units for cash. This prospectus covers the offer and sale or other disposition by the selling stockholders of 68,158,186 shares of Common Stock issuable to the selling stockholders upon exchange of the common membership units.

We have registered the above-referenced shares to permit each of the selling stockholders and their pledgees, donees, transferees or other successors-in-interest that, after the date of this prospectus, receive shares of Common Stock issued upon exchange of their common membership units to resell or otherwise dispose of the shares in the manner contemplated under the “Plan of Distribution.”

The selling stockholders may exchange some, all or none of their common membership units for shares of Common Stock (subject to our option to exchange units for cash), and they may sell some, all or none of their shares of Common Stock. The shares of Common Stock offered by this prospectus may be offered from time to time by the selling stockholders. As part of the original agreement with the selling stockholders at the time of the IPO, we have agreed to use reasonable best efforts to keep a registration statement effective for each selling stockholder until the earlier of (a) such time as all the shares owned by the selling stockholder as a consequence of their exchange and conversion of the common membership units have been disposed of by the selling stockholder or (b) all such shares may be sold by the selling stockholder in reliance on Rule 144 without restriction. We have registered for resale by the founding members Common Stock equal to all of the current outstanding common membership units as required by the registration rights agreement executed at the date of the IPO.

Since the formation of NCM LLC, AMCI and affiliates of RCM and Cinemark Media have been parties to exhibitor services agreements (as amended from time to time) with NCM LLC, which govern the terms by which NCM LLC provides advertising, digital programming and meeting events in the theatres of the selling stockholders and their affiliates. We and the selling stockholders are also party to a software license agreement related to our provision of services under the exhibitor services agreements. Pursuant to a director designation agreement dated February 13, 2007, between us and the selling stockholders, so long as a selling stockholder owns at least 5% of NCM LLC’s issued and outstanding common membership units, such selling stockholder will have the right to designate a total of two nominees to our ten-member board of directors, who are voted upon by our stockholders. If a selling stockholder’s director designee is not elected, then NCM LLC’s operating agreement provides that each of the selling stockholders with at least 5% of NCM LLC’s issued and outstanding common membership units has approval rights for certain NCM LLC actions. The operating agreement also provides for mandatory distributions from NCM LLC to its members (the selling stockholders and us). Additionally, for as long as a selling stockholder beneficially owns at least 5% of NCM LLC’s issued and outstanding common membership units, our certificate of incorporation provides that supermajority voting is required on certain of our board actions and actions we, in our capacity as sole manager of NCM LLC, may authorize NCM LLC to take. A tax receivable agreement between us and the selling stockholders provides for our payment of certain tax savings to the selling stockholders. We are also party to a joint defense agreement with the selling stockholders, as well as a registration rights agreement, which pertains to the registration of shares issuable in exchange for NCM LLC common membership units, as contemplated in this prospectus.

The following table sets forth the name of each selling stockholder, the number of shares of our Common Stock beneficially owned (through redemption rights associated with the common membership units) by each selling stockholder, the number of shares that may be offered under this prospectus and the number of shares of our Common Stock to be owned by each selling stockholder after this offering is completed. The number of shares in the column “Number of Shares Subject to this Registration Statement” represents all of the shares that a selling stockholder may offer under this prospectus. Information regarding any position, office or other material relationship which any selling stockholder has had with us within the past three years is described above. For additional information regarding relationships between us and the selling stockholders, see “Certain Relationships and Related Party Transactions” in our Definitive Proxy Statement on Schedule 14A filed with the SEC on March 18, 2010, which is incorporated by reference in this prospectus.

As of the date of this prospectus, the selling stockholders do not hold any shares of our Common Stock, but rather hold common membership units in NCM LLC. Under the limited liability company agreement for NCM LLC, the selling stockholders have the right to redeem their membership units for, at our election, cash or Common Stock.

Beneficial ownership of a security is determined in accordance with the rules and regulations of the SEC. Under these rules, a person is deemed to beneficially own a share of our Common Stock if that person has or shares voting power or investment power with respect to that share, or has the right to acquire beneficial ownership of that share within 60 days, including through the exercise of any option or other right or the conversion of any other security. Shares issuable under stock options and warrants not subject to this offering are deemed outstanding for computing the percentage of the person holding options or warrants but are not deemed outstanding for computing the percentage of any other person. As of August 6, 2010, the percentage of beneficial ownership for the following table is based upon 42,302,788 shares of our Common Stock (excluding unvested restricted stock) outstanding of NCM, Inc. and 110,460,974 common membership units of NCM LLC outstanding, of which 42,302,788 are owned by NCM, Inc.

Name	Number of Shares Issued at the IPO	Number of Shares Issued Subsequent to the IPO	Shares Beneficially Owned Prior to Offering (1)		Number of Shares Subject to this Registration Statement (1)	Shares Beneficially Owned After Offering (2)
			Number of Shares	% of Class		Number of Shares	% of Class
American Multi-Cinema, Inc. and affiliates(3)	17,474,890	7,983,723	25,458,613	37.6%	25,458,613	—	—
Cinemark Holdings, Inc. and affiliates(4)	13,145,349	3,801,154	16,946,503	28.6%	16,946,503	—	—
Regal Entertainment Group and affiliates(5)	21,230,712	4,522,358	25,753,070	37.8%	25,753,070	—	—

TOTAL	51,850,951	16,307,235	68,158,186	61.7%	68,158,186	—	—

(1)	Assumes redemption of all of the holder’s common membership units into shares of Common Stock on a one-to-one basis.

	NCM LLC Units Outstanding Prior to Offering		NCM LLC Units Outstanding After Offering
Name	Number of NCM LLC Units	%	Number of NCM LLC Units	%
American Multi-Cinema, Inc. and affiliates	25,458,613	23.1%	—	—
Cinemark Holdings, Inc. and affiliates	16,946,503	15.3%	—	—
Regal Entertainment Group and affiliates	25,753,070	23.3%	—	—
NCM, Inc.	42,302,788	38.3%	110,460,974	100.0%

TOTAL	110,460,974	100.0%	110,460,974	100.0%

(2)	Assumes all offered shares are sold and beneficial ownership of any additional shares or securities which are redeemable into shares are not acquired. The registration of these shares does not necessarily mean that the selling stockholders will sell all or any portion of their shares covered by this prospectus.
(3)	Includes American Multi-Cinema, Inc., AMC Entertainment Inc., Marquee Holdings Inc., AMC Entertainment Holdings, Inc. and AMC ShowPlace Theatres, Inc. The address of these stockholders is 920 Main Street, Kansas City, Missouri 64105.
(4)	Includes Cinemark USA, Inc. and Cinemark Media, Inc. The address of this stockholder is 3900 Dallas Parkway, Suite 500, Plano, Texas 75093.
(5)	Includes Regal Entertainment Group and Regal Cinemas, Inc. at 7132 Regal Lane, Knoxville, Tennessee 37918 and Anschutz Company and Phillip F. Anschutz at 555 Seventeenth Street, Suite 2400, Denver, Colorado 80202.

PLAN OF DISTRIBUTION

The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling common membership units or shares received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. The offering price of the shares from time to time will be determined by the selling stockholder and, at the time of determination, may be higher or lower than the market price of our Common Stock on the Nasdaq Global Select Market.

The selling stockholders may use any one or more of the following methods from time to time when disposing of shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the SEC;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus. The selling stockholders are not obligated to, and there is no assurance that the selling stockholders will, sell all or any of the shares we are registering. The selling stockholders may transfer, devise or gift such shares by other means not described in this prospectus.

In connection with the sale of our shares, the selling stockholders may sell the shares directly or through broker-dealers acting as a principal or agent, or pursuant to a distribution by one or more underwriters on a firm commitment or best efforts basis. The selling stockholders may also enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the Common Stock in the course of hedging the positions they assume. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The selling stockholders, broker-dealers or agents that participate in the sale of the Common Stock may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

The aggregate proceeds to each selling stockholder from the sale of the Common Stock offered by them will be the purchase price of the Common Stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of Common Stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the resale of shares by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by a selling stockholder. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act.

Under the registration agreement, we are required to pay certain fees and expenses incurred by us incident to the registration of the shares. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act. The selling stockholders have severally agreed to indemnify us against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares owned by them and, if they default in the performance of any of their secured obligations, the pledgees or secured parties may offer and sell the shares from time to time under this prospectus as it may be supplemented from time to time, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

To the extent required, the shares to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the Common Stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the Common Stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

The anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the founding members and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed with the selling stockholders to use reasonable best efforts to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (2) the date on which the shares may be sold pursuant to Rule 144 of the Securities Act without restriction.

Upon our notification by a selling stockholder that any material arrangement has been entered into with an underwriter or broker-dealer for the sale of shares through a block trade, special offering, exchange distribution, secondary distribution or a purchase by an underwriter or broker-dealer, we will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act, disclosing certain material information, including:

•	the name of the selling stockholder;

•	the number of shares being offered;

•	the terms of the offering;

•	the names of the participating underwriters, broker-dealers or agents;

•	any discounts, commissions or other compensation paid to underwriters or broker-dealers and any discounts, commission or concessions allowed or re-allowed or paid by any underwriters to dealers;

•	the public offering price; and

•	other material terms of the offering.

LEGAL MATTERS

The validity of the Common Stock offered hereby will be passed on for us by Holme Roberts & Owen LLP, Denver, Colorado.

EXPERTS

The financial statements incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2009, and the effectiveness of National CineMedia, Inc.’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements and financial statement schedules have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file electronically with the SEC our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act. You can request copies of such documents by contacting our Investor Relations Department at National CineMedia, Inc., 9110 E. Nichols Avenue, Suite 200, Centennial, CO 80112-3405, calling 1-800-844-0935 or sending an email to investors@ncm.com. We also make available on or through our website, at www.ncm.com, free of charge, copies of these reports as soon as reasonably practicable after we electronically file or furnish it to the SEC.

Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which this prospectus forms a part, and you should not rely on any such information in making your decision whether to purchase our securities.

You may read and copy any document we file at the following location at the SEC:

100 F Street, N.E.

Room 1580

Washington, D.C. 20549

You can also obtain copies of this information by mail from the Public Reference Room of the SEC, 100 F Street, N.E., Room 1580, Washington D.C. 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

The SEC also maintains a website that contains reports, proxy statements and other information about issuers, like NCM, Inc., that file electronically with the SEC. The address of that site is http://www.sec.gov.

We have filed with the SEC a registration statement on Form S-3 (including a registration statement under Rule 462(b) under the Securities Act) that registers the securities the selling stockholders are offering. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and our securities. The rules and regulations of the SEC allow us to omit certain information included in the registration statement from this prospectus.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus, except for any information that is superseded by information that is included directly in this document.

This prospectus includes by reference the documents listed below that we have previously filed with the SEC and that are not included in or delivered with this document. They contain important information about us and our financial condition.

•

Our Annual Report on Form 10-K for the year ended December 31, 2009, filed with the SEC on March 9, 2010 (including the portions of our proxy statement for our 2010 annual meeting of stockholders incorporated by reference therein);

•	Our Quarterly Report on Form 10-Q for the quarter ended April 1, 2010, filed with the SEC on May 7, 2010;

•	Our Quarterly Report on Form 10-Q for the quarter ended July 1, 2010, filed with the SEC on August 3, 2010;

•	Our Current Reports on Form 8-K, filed with the SEC on January 15, February 11, March 2, March 19, April 6, April 14, April 29 and June 17, 2010; and

•

The description of our Common Stock that is contained in our Registration Statement on Form S-1 (File No. 333-137976) filed with the SEC on February 6, 2007, including any amendment or reports filed for the purpose of updating such description.

All documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference herein and to be a part of this prospectus from the date of filing of such documents, excluding any information furnished under Item 2.02 or Item 7.01 of any Current Report on Form 8-K and exhibits furnished on such form that are related to such items. We also specifically incorporate by reference any documents filed by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial registration statement and prior to the effectiveness of the registration statement. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You can obtain any of the documents incorporated by reference in this document from us without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit to this prospectus. You can obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone from us at the following address:

Investor Relations

National CineMedia, Inc.

9110 East Nichols Avenue, Suite 200

Centennial, CO 80112-3405

1-800-844-0935

We have not, and the selling stockholders have not, authorized anyone to give any information or make any representation about us that is different from, or in addition to, that contained in this prospectus or in any of the materials that we have incorporated by reference into this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to sell, or solicitations of offers to purchase, the securities offered by this document are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you.